MANAGEMENT'S DISCUSSION & ANALYSIS

The following management’s discussion and analysis ("MD&A") is management's assessment of the results and financial condition of Hollinger Inc. and its subsidiaries and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2004 and  December 31, 2005 and for the three months ended March 31, 2006, together with the related notes contained therein (the "Financial Statements"). Unless the context otherwise requires, when used in these notes, the term "Corporation" refers to Hollinger Inc. and its direct and indirect subsidiaries other than Sun-Times Media Group, Inc. ("Sun-Times", formerly Hollinger International Inc.) and its subsidiaries.

Except as otherwise stated, all dollar amounts are in Canadian dollars and tabular amounts are in thousands of dollars.  The date of this MD&A is March 7, 2007.

Forward Looking Statements

This MD&A contains certain forward-looking statements.  Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify these forward-looking statements.  Specifically, and without limiting the generality of the foregoing, all statements included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such items as business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the litigation or future success of the Corporation, its subsidiaries and the companies in which the Corporation has investments are forward-looking statements.  Actual results could differ materially from those reflected in the forward-looking statements as a result of:  (i) general economic market or business conditions; (ii) the opportunities (or lack thereof) that may be presented to and pursued by the Corporation; (iii) competitive or other actions by other entities; (iv) changes in laws; (v) the outcome of litigation or regulatory proceedings; and (vi) other factors, many of which are beyond the control of the Corporation.

OVERVIEW

The principles underlying the preparation of management's discussion and analysis, as outlined in National Instrument 51-102 – Continuous Disclosure Obligations, are predicated on the issuer having an active business operation, including the business activity of buying, holding and selling investments. For the financial statement periods covered by this MD&A, the Corporation has largely been driven by a unique set of challenges that have effectively caused the Corporation to cease its business activities, consisting primarily of newspaper publishing, as conducted prior to 2003 and to shift its focus to the identification of possible restructuring initiatives. Much of management's time and effort during the past few years has been devoted to dealing with numerous and complex litigation matters, Canadian and U.S. regulatory compliance issues, court-ordered third party investigations and defaults under its senior indebtedness.

Hollinger Inc. is an open-end investment holding corporation and a "mutual fund corporation" under the Income Tax Act (Canada).

The Corporation's principal asset is its interest in Sun-Times, in which it held an approximate 66.8% voting interest and 17.4% equity interest at the end of reporting periods in these consolidated financial statements.  The Corporation's percentage ownership in Sun-Times has increased to an approximate 70.1% voting interest and 19.7% equity interest at December 31, 2006 due to the implementation by Sun-Times of its stock repurchase program after the Corporation's March 31, 2006 reporting date.  Sun-Times is a newspaper publisher with assets that include the Chicago Sun-Times and a number of community newspapers in the Chicago area.  During the reporting periods that are the subject of this MD&A, the Corporation also owned a portfolio of commercial real estate in Canada and a newspaper in Costa Rica.

In published financial statements in respect of periods ending on or prior to September 30, 2003, the Corporation accounted for its investment in Sun-Times using the consolidation method, as it exercised control (as that term is defined in the CICA Handbook) over Sun-Times.  The business and affairs of the Corporation and Sun-Times and its subsidiaries were predicated on the fact that, as a majority shareholder of Sun-Times, the Corporation controlled Sun-Times.  However, during November 2003, certain events occurred that caused the Corporation to cease to control or exercise significant influence, (as those terms are defined in the CICA Handbook) over Sun-Times. These same events also prevented the Corporation from preparing its financial statements on a consolidated basis for the year ended December 31, 2003.

As a result of the Corporation’s inability to file its financial statements on a timely basis, on June 1, 2004, the Ontario Securities Commission (the "OSC") issued a management and insider cease trade order (the "MCTO") prohibiting certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation until the MCTO is revoked.  In order to have the MCTO revoked, the Corporation must make an application to the OSC. On December 7, 2006, the Corporation obtained a decision from certain Canadian securities regulatory authorities permitting the Corporation to File its 2004 financial statements on a basis that was not in accordance with GAAP solely with respect to the presentation of its deficit as at January 1, 2004.

On December 7, 2006, the Corporation obtained a decision from certain Canadian securities regulatory authorities permitting the Corporation to file its 2004 financial statements on a basis that was not in accordance with Canadian generally accepted accounting principles ("GAAP") solely with respect to the presentation of its retained earnings as at January 1, 2004.

Through the reporting periods that are the subject of this MD&A, the Corporation owned a portfolio of commercial real estate in Canada and a newspaper publishing business in Costa Rica.  Subsequent to March 31, 2006, the majority of the real estate assets have been sold, including its corporate office building at 10 Toronto St., Toronto, Canada.  Subsequent to December 31, 2006, the Corporation made the decision to  actively  seek prospective buyers of the remaining newspaper publishing business in Costa Rica.

The Corporation's retractable common shares and Series II preference shares are listed on the Toronto Stock Exchange under the trading symbols HLG.C and HLG.PR.B, respectively.

Historically, the Corporation’s primary sources of cash flows are dividends received from Sun-Times and proceeds from the sale of its real estate holdings.  In December 2006,  Sun-Times announced that its board of directors had voted to suspend Sun-Times' quarterly dividend of five cents (US$0.05) per share.  The Corporation's cash expenses principally relate to legal and advisory fees and interest expenses.

References to "note" below are to the notes to the consolidated financial statements for the three months ended March 31, 2006 and years ended December 31, 2005 and 2004.

BASIS OF PRESENTATION AND GOING CONCERN

The Financial Statements were prepared in accordance with Canadian GAAP using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the indentures governing its Notes (collectively, the "Indentures") (see note 9), contingent liabilities related to various disputes, investigations and legal proceedings (see notes 12, 13 and 14), the suspension of dividends by Sun-Times (see note 19(d)), the decline in the trading value of the Sun-Times Class A shares, the Corporation’s limited cash resources and its continuing shortfall in cash inflows to meet its cash outflows, principally relating to  professional fees and interest expense.  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for the Financial Statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

USE OF NON-GAAP MEASURES

The Corporation has not used any non-GAAP measures in this MD&A.

RESULTS OF OPERATIONS  FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006 AND THE  YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004

A summary table of operating data for the three months ended March 31, 2006 and years ended December 31, 2005 and 2004 is as follows:

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
REVENUE	$2,590	$70,896	$59,710
EXPENSES	22,526	190,310	126,525
NET FOREIGN CURRENCY LOSSES (GAINS)	(266)	3,128	6,556
NET LOSS BEFORE INCOME TAXES	(20,202)	(116,286)	(60,259)
RECOVERY OF INCOME TAXES	(2,645)	(24,053)	(27,990)
NET LOSS	$(17,557)	$(92,233)	$(32,269)
LOSS PER RETRACTABLE COMMON SHARE – Basic and diluted	$(0.50)	$(2.64)	$(0.92)
Weighted average shares outstanding – basic and diluted	34,945,776	34,945,776	34,956,823

REVENUE

Revenue is comprised of the following:

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Investment and dividend income	$1,614	$65,396	$53,742
Newspaper publishing revenues	719	3,992	4,054
Other revenues	257	1,508	1,914
	$2,590	$70,896	$59,710

Investment and dividend income is comprised of the following:

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Dividend income	$926	$62,766	$52,334
Interest income – external	688	2,630	1,033
Interest income – related party	–	–	375
	$1,614	$65,396	$53,742

Dividend Income

The Corporation's principal sources of revenue in these reporting periods were dividends from its investment in Class A and Class B shares of Sun-Times.  In the fiscal years reported, dividend income is summarized as follows:

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Sun-Times' regular quarterly dividends of US$0.05 per Class A and Class B share	$926	$3,816	$4,762
Sun-Times' special dividends (US$3.50 in 2005 and US$2.00 in 2004)	–	58,802	47,571
Hollinger Canadian Newspapers LP ("HNCLP") dividends	–	148	1
	$926	$62,766	$52,334

2006 Compared with 2005

There was no change in the number of Class A and Class B shares of Sun-Times held by the Corporation in the 2006 and 2005 fiscal years.

Dividend income is recorded on ex-dividend date.  Withholding taxes at the rate of 5% are recorded in income tax expense.

Dividend income in the three-month fiscal year ended March 31, 2006 reflects one dividend from Sun-Times of US$0.05 per share.  Dividend income from Sun-Times for the 12-month fiscal year ended December 31, 2005 reflects four quarterly dividends of US$0.05 per share, or US$0.20 for the fiscal year, plus  a special dividend of US$3.50 per share declared in January 2005.

In addition, in 2005, the Corporation received a dividend of $0.1 million from its investment in HCNLP.  No dividend was received from HCNLP in the three-month period ended March 31, 2006.

On December 13, 2006, Sun-Times announced that its board of directors had voted to suspend  the payment of  dividends.

2005 Compared with 2004

During 2004, the Corporation sold 10,473,618 Class A shares of Sun-Times. As a result, the Corporation held 782,923 Class A shares and 14,990,000 Class B shares of Sun-Times at the end of 2004.

Dividend income for the 12-month fiscal year ended December 31, 2005 reflects four quarterly dividends from Sun-Times of US$0.05 per share, or US$0.20 for the fiscal year, plus a special dividend of US$3.50 per share declared in January 2005.

Dividend income for the 12-month fiscal year ended December 31, 2004 reflects four quarterly dividends from Sun-Times of US$0.05 per share, or US$0.20 for the fiscal year, plus a special dividend of US$2.50 per share declared in December 2004.

Interest income – external

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Interest income – external	$688	$2,630	$1,033

Interest income – external is comprised principally of interest revenue from investment of funds remaining from the receipt of special dividends from Sun-Times.  The Corporation agreed with the United States Securities and Exchange Commission (the "SEC") to deposit such amount and, subject to any overriding rights of the holders of the Corporation’s Senior Notes, the amount of any similar subsequent distributions made by Sun-Times, net of applicable withholding taxes, into an escrow account with a licensed trust company. The escrow agreement provides that the Corporation has access to the escrowed funds for ordinary business and certain other enumerated purposes.

In addition, Domgroup Ltd., ("Domgroup") a wholly-owned subsidiary of the Corporation which holds and manages real estate assets, earns interest income from investment of funds excess to its needs arising from proceeds of real estate sales and a vendor take-back mortgage in the principal amount of $2.7 million relating to a real estate sale in 2004.  The mortgage bears interest at the Canadian chartered bank prime rate, which ranged from 4.00% at the commencement of the mortgage in August 2004 to 5.50% at March 31, 2006.

2006 compared to 2005

For the three-month period ended March 31, 2006, interest income from the  investment of funds surplus to the Corporation’s immediate needs was $0.7 million, compared with $2.6 million  for the 12-month period ended December 31, 2005.

Interest income related to Domgroup’s mortgage receivable was $39,000 in the three month period ended March 31, 2006 compared with $127,000 in the 12-month period ended December 31, 2005.

2005 compared to 2004

For the year ended December 31, 2005, interest income from the investment of funds surplus to the Corporation’s immediate needs was $2.6 million, compared with $1.0 million for the 12-month period ended December 31, 2004.  Of the aggregate special dividends received from Sun-Times of US$82.4 million, US$37.5 million was credited in late January 2005 and US$44.9 million was credited in March 2005.  The increase in interest income in 2005 is attributable to the investment of monies received from the special dividends to the extent not required to meet business expenses in 2005.

Interest income – related parties

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
The Ravelston Corporation Limited ("RCL"), a parent company	$–	$–	$319
Former directors	–	–	56
	$–	$–	$375

RCL

In 2004, three loans were made to RCL in the principal amounts of $4.7 million (March 23, 2004), $4.8 million (June 29, 2004) and $5.2 million (August 27, 2004), by Domgroup to assist Ravelston Management Inc. ("RMI"), a subsidiary of RCL, in meeting its obligations to the Corporation under a Support Agreement dated March 10, 2003 between the Corporation and RMI and thereby assist the Corporation in meeting its obligations under the Indentures (note 9).  Each of the loans is evidenced by a demand promissory note bearing interest at the prime lending rate plus 4% per annum, calculated and payable monthly, and secured pursuant to a general security agreement of RCL.  The principal amounts of these loans and accrued interest thereon remain outstanding. Demand has been made for repayment of these amounts.

Because collectibility of the loans with RCL is uncertain, the loans receivable have been fully provided for in the Financial Statements and interest income – related parties has been recorded on a cash basis.

Former directors

The Corporation made loans to certain of its directors in connection with the subscription for convertible preference shares pursuant to its now-expired executive share purchase plan. In November 1997, these loans were assumed by Domgroup. In 1999, the Corporation also made loans to companies controlled by certain directors and executive officers of the Corporation in connection with the initial public offering of units by Hollinger L.P. ( the "HLP Units").   Interest income in these reporting periods relates to loans to Conrad Black ("Black"), a former Chairman and Chief Executive Officer of the Corporation and the controlling shareholder of RCL, and F. David Radler ("Radler"), the former President and Director of the Corporation.  From October 1, 1998, the loans to purchase convertible preference shares bore interest at the prime rate plus 1/2% per annum and were secured by a pledge of the Series II preference shares resulting from the conversion of the convertible preference shares acquired.  From April 13, 1999, the loans made in connection with the offering of HLP Units were secured by a pledge of the HLP Units and bore interest at the prime rate plus 1/2% per annum.

2006 compared to 2005

As the loans to RCL are considered to be impaired for accounting purposes, no interest income was recorded in 2006 or 2005.

2005 compared to 2004

As the loans to RCL are considered to be impaired for accounting purposes, no interest income was recorded in 2005.  In 2004, interest of $263,000 was received from RCL and has been recorded as interest revenue-related parties.

The loans to Black and Radler were repaid, including interest,  on  March 9, 2004.

Newspaper publishing revenues

Newspaper publishing revenues are comprised of the following:

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Advertising	$496	$3,111	$3,181
Circulation	136	499	513
Commercial printing and other	87	382	360
	$719	$3,992	$4,054

In 1990, the Corporation began acquiring an interest in Editorial La Razon S.A. ("ELR"), a Costa Rican company, which owns and publishes La Republica newspaper in San Jose, Costa Rica.  Currently, the Corporation owns a 99.9% interest in ELR.  La Republica is a small (less than 7,500) circulation daily newspaper focused on the broader business community in Costa Rica.  Its principal revenue sources are advertising, circulation and commercial printing.  As at December 31, 2005 and March 31, 2006, the assets of ELR represented less than 1% of the consolidated assets of the Corporation.

2006 compared to 2005

Revenues for 2006 are for the three-month period ended March 31, 2006 while 2005 revenues are for 12 months.  Revenues for the three month period ended March 31, 2006 were $719,000, reflecting the fact that the first calendar quarter historically generates the lowest quarterly advertising revenue and this seasonality is evident for La Republica.

2005 compared to 2004

There is no material year-over-year change in newspaper publishing revenues.

Other revenues

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Other revenues	$257	$1,508	$1,914

Other revenues are comprised principally of rental income from leases of various real estate properties.

2006 compared to 2005

For the three-month period ended March 31, 2006, rental income was $0.3 million.  For the 12-month period ended December 31, 2005, rental income was $1.5 million.  Rental income declined by approximately $42,000 per month with effect from June 2005 as a result of the sale of properties owned in Windsor, Ontario.

2005 compared to 2004

For the 12-month period ended December 31, 2005, rental income was $1.5 million, compared with $1.9 million for the 12-month period ended December 31, 2004.  Rental income declined by approximately $42,000 per month with effect from June 2005 as a result of the sale of properties owned in Windsor, Ontario.  Rental income declined by approximately $14,000 per month with effect from March 2004 as a result of the sale of a property owned in Chatham, Ontario.

EXPENSES
	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Total expenses as reported	$22,526	$190,310	$126,525
Net unrealized and realized gains (losses) on investments and Series II Preferred shares included in above	(9,948)	(125,485)	4,323
Expenses, excluding net unrealized and realized gains (losses) on investments and Series II Preferred shares	$12,578	$64,825	$130,848

Net unrealized and realized gains on investments and Series II preferred shares included in above

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Unrealized and realized losses on investments	$10,468	$132,035	$559
Unrealized and realized gains on Series II Preferred Shares	$(520)	$(6,550)	$(4,882)

Investments

2006 compared to 2005

The investment in Sun-Times Class A and Class B shares is valued at current bid price of the Class A shares at the end of the reporting period.  At March 31, 2006, the bid price of a Sun-Times Class A share was $9.77 (US$8.37), compared with the bid price of $10.43 (US$8.95) at December 31, 2005, representing a decrease of $0.66 (US$0.58) per share.  At each reporting date, the Corporation held an aggregate of 15,772,923 Sun-Times Class A and Class B shares.  The unrealized loss recorded for 2006 arising from the decrease in the Sun-Times’ share  price between the two reporting dates was $10.4 million.

2005 compared with 2004

At December 31, 2005, the bid price of a Sun-Times Class A share was $10.43 (US$8.95), compared with the bid price of $18.80 (US$15.62) per share at December 31, 2004, representing a decrease of $8.37 (US$6.67) per share.  At each reporting date, the Corporation held an aggregate of 15,772,923 Sun-Times Class A and Class B shares.  The unrealized gain recorded for 2005 arising from the decrease in the Sun-Times’ share  price between the two reporting dates was $132.0 million.

Series II and Series III Preferred Shares

2006 compared to 2005

The Series II preference shares of the Corporation are recorded in the accounts based on the fair value, being the bid price, of the Sun-Times Class A shares for which they are exchangeable. The Series II preference shares are redeemable at the holder’s option for 0.46 of a Sun-Times Class A share held by the Corporation for each Series II preference share.

At March 31, 2006, the equivalent fair value of a Series II preference share was $4.49, compared with the equivalent fair value of $4.80 at December 31, 2005, representing a decrease of $0.31.  At each reporting period, there were 1,701,995 Series II preference shares outstanding.  The unrealized gain recorded for 2006 arising from the decrease in the fair value of the Series II preference shares between the two reporting dates was $0.5 million.

2005 compared to 2004

At December 31, 2005, the equivalent fair value of a Series II preference share was $4.80, compared with the equivalent fair value of $8.65 at December 31, 2004, representing a decrease of $3.85 per Series II preference share.  At each reporting period, there were 1,701,995 Series  II preference shares outstanding.  The unrealized gain recorded for 2005 arising from the decrease in the fair value of the Series II preference shares between the two reporting dates was $6.6 million.

Further information regarding the key items in expenses, excluding net unrealized and realized gains (losses) on investments and Series II preference shares,  is as follows:

Financing Fees

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Financing fees	$–	$–	$14,804

The Corporation's accounting policy is to expense transaction costs as incurred.

2006 compared with 2005

There were no financing fees incurred in 2006 and 2005.

2005 compared with 2004

There were no financing costs incurred in 2005.

On April 7, 2004, the Corporation offered and sold 20,096,919 subscription receipts (the "Subscription Receipts") at a price of $10.50 per Subscription Receipt for gross proceeds of approximately $211 million, a portion of which were used to repay US$42,000,000 principal amount of the Corporation’s 11-7/8% Senior Notes issued March 10, 2003 (the "Senior Notes").  Each Subscription Receipt represented the right to receive, without payment of any additional consideration, one Series II preference share upon satisfaction of certain escrow release conditions.  On June 8, 2004, 20,096,919 Series II preference shares were issued on exercise of the Subscription Receipts.  Costs associated with the offering of the Subscription Receipts in an amount of $8.3 million have been included in expenses for the fiscal year ended December 31, 2004.

In September 2004, the Corporation issued US$15,000,000 aggregate principal amount of 11-7/8% senior secured notes due March 1, 2011 (the "Second Priority Notes" and, together with the Senior Notes, the "Notes").  The net proceeds of US$10,300,000 were used for general corporate purposes.  Transaction costs were $6,516,000 and are shown as expenses in 2004.

General and administrative expenses
	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

General and administration, including 10 Toronto St. site costs, management and employee costs, public company costs, audit costs and non-income related tax expenses	$1,712	$6,266	$5,555
Expenses related to real estate operations	146	702	1,566
Expenses of Peter G. White Management Ltd. ("PGWML"), an entity controlled by Peter G. White ("White"), a director and executive officer of the Corporation until June 8, 2005	–	397	900
Related to post-retirement benefit obligations	(239)	322	(931)
Directors’ and officers’ insurance	468	852	566
	$2,087	$8,539	$7,656

Interest Expense - External

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Notes	$3,456	$14,505	$16,896
Interest expense - Series II and Series III preference shares	43	2,906	5,363
Other interest	$145	$579	$528
Total interest expense	$3,644	$17,990	$22,787

Notes

2006 compared to 2005

During the three-month period ended March 31, 2006 and the 12-month period ended December 31, 2005, the amount outstanding of Notes was constant at US$93 million.  In both periods, the interest rate was 12.875%.

2005 compared to 2004

2004 interest expense reflects an amount of $3.20 million (US$2.4 million) for interest on US$42 million of senior secured notes for the period January 1, 2004 to June 11, 2004, the date on which there was a partial redemption of 35% of the Senior Notes.  In addition, interest expense was incurred on the issuance of US$15 million Second Priority Notes on September 30, 2004.

Effective February 11, 2004, the interest rate on the Senior Notes increased 0.5% to 12.875% from 12.375%.

Interest Expense  – Series I and Series III Preference Shares

Each Series II preference share entitles the holder to a dividend equal to the Canadian dollar equivalent on the payment date thereof of any dividend on 0.46 of a Sun-Times Class A share (less any U.S. withholding tax thereon payable by the Corporation).  Such entitlements, net of 5% U.S. withholding tax, are accrued based on the ex-dividend date of the Sun-Times Class A share dividend and the amounts are included in accounts payable and accrued liabilities at each reporting date.

Dividends on the Series II preference shares are not paid until declared by the Board of Directors. Under applicable corporate law, the Corporation cannot redeem shares or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Corporation is, or would after such payment be, unable to pay its liabilities as they become due. There were no Series III Shares outstanding at March 31, 2006, December 31, 2005 and December 31, 2004.  On June 11, 2004, using net proceeds from the offering of Subscription Receipts, as described above, all of the outstanding Series III preference shares were redeemed by the Corporation.

Other interest

In all periods, other interest relates principally to interest on various tax assessments, as well as bank charges.

Interest Expense – Related Parties

	March 31, 2006	December 31, 2005	December 31, 2004
Related to amounts paid by Conrad Black under Strine Judgment	$650	$2,485	$1,089
Related to amounts payable to Sun-Times	1,220	4,714	4,404
	$1,870	$7,199	$5,493

Related to Amounts Paid by Conrad Black

Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004 (the "Strine Judgment"), the Corporation and  Black were ordered to jointly pay to Sun-Times an aggregate of US$16.55 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to the Strine Judgment, of which US$15.3 million was advanced by Black and US$6.0 million was advanced by the Corporation.  Black has demanded repayment from the Corporation of the amount advanced by him plus interest.  The Corporation disputes any obligation to make restitution to Black (see note 14(g)).  Although the Corporation disputes Black’s claim for these amounts and believes that, in any event, it has a valid basis for offsetting any such amount against various unrecorded amounts contingently owing to it from Black, the consolidated balance sheets include a liability to Black for such balance, plus interest accrued at the rate of 12% per annum, which the Corporation understands was the interest rate incurred by Black to finance the payment.  The amounts contingently owing to the Corporation by Black include amounts claimed by the Corporation in respect of the non-compete payments.

On July 6, 2006, counsel for Black served a demand letter on the Corporation demanding repayment of the sum of approximately $20.4 million paid by Black to Sun-Times on July 16, 2004 in satisfaction of the Strine Judgment.  Black also demanded associated costs in the amount of $192,000, plus interest.  On December 13, 2006, Black served a Notice of Action and Statement of Claim on the Corporation pursuant to which Black seeks damages in the amount of these demanded repayments.

Related to Amounts Payable to Sun-Times

This balance includes an amended promissory note of the Corporation in favour of Sun-Times dated March 10, 2003 in the principal amount of US$20.4 million as further described below.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind for an aggregate of $35.6 million (US$30.5 million) at March 31, 2006, $34.3 million (US$29.4 million) at December 31, 2005 and $30.7 million (US$25.5 million) at December 31, 2004.  Interest is calculated quarterly and the principal is payable on demand after March 2, 2011.

Stock-based compensation

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Stock-based compensation	$197	$1,669	$–

Stock option expense relates solely to options issued in 2005, under the Advisory Agreement under which the Chief Restructuring Officer's services are provided (the "Advisory Agreement").  The Corporation granted options to purchase an aggregate of 1,000,000 common shares under its option plan at an exercise price of $5.50.  The expense for accounting purposes using the Black-Scholes model has been determined to be $1.9 million, all of which is recognized as expenses in the period July 15, 2005 to April 15, 2006, being the option vesting period.

2006 compared with 2005 and 2004

At March 31, 2006,  there were 1,000,000 options outstanding, of which 750,000 had vested, having an exercise price of $5.50 per share.

Using the Black-Scholes pricing model, the aggregate fair value of options granted during the year ended December 31, 2005 was estimated to be $1.9 million, of which expenses in the amount of $1.7 million have been recognized for the year ended December 31, 2005. Expenses in the amount of $197,000 have been recognized for the three-month financial year ended March 31, 2006 relating to the options granted in 2005.

From January 1, 2004 to December 8, 2004, there were 913,000 options outstanding having an exercise price of $13.72 per share.  All of these options expired unexercised on December 8, 2004. Accordingly, no stock option expense was recognized in 2004.

Inspection related expenses

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Inspection related expenses	$–	$–	$20,911

On September 3, 2004, upon the application of Catalyst Fund General Partner I Inc. ("Catalyst"), the Honourable Mr. Justice Campbell of the Ontario Superior Court of Justice ordered the appointment of an inspector over the affairs of the Corporation pursuant to section 229 of the Canada Business Corporations Act ("CBCA").  By further order dated October 27, 2004, Ernst & Young Inc. was named inspector.  The orders require the inspector to conduct an investigation into the affairs of the Corporation and specifically into related party transactions and non-competition payments for the period January 1, 1997 to 2004.  The inspector provided certain interim reports to the Court and filed a comprehensive report with the Ontario Superior Court of Justice on November 14, 2005.  Through March 31, 2006, the cost of the inspection was  $20.9 million.  This amount has been included in expenses in 2004, the fiscal year in which the orders were made.  While the inspection process has been inactive since November 2005, it has not been formally terminated.

Professional fees and other expenses (net)

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Legal and advisory fees	$3,444	$11,695	$18,114
Provision for legal fees related to claims	500	1,625	12,073
Provision for aircraft litigation settlement	–	–	1,096
Costs related to proposed transaction with Press Holdings International Limited ("PHIL")	–	–	968
Other	–	988	–
	$3,944	$14,308	$32,251

Non-compete settlement

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Non-compete amount, expensed in 2003	$–	$–	$–
Interest assessed on Strine Judgment from January 1, 2004 to July 15, 2004 and paid to Sun-Times	–	–	723
	$–	$–	$723

Net foreign currency gains (losses)

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Net foreign currency gains (losses)	$(266)	$3,128	$6,556

	Exchange rate used for translation of US$ denominated financial statement line items

	2006	2005	2004	2003

Balance sheet reporting date	1.1670	1.1656	1.2034	1.2923
Period-over-period decline	+0.1%	-3.1%	-6.9%	–

Due to the Corporation’s current financing arrangements, it is unable to effectively hedge against the impact of future declines in the US dollar against the Canadian dollar.

The Corporation’s principal assets denominated in US dollars are cash and restricted cash, principally relating to balances remaining from the special dividends of US$82.4 million declared by Sun-Times in December 2004 and January 2005 and received  in the period from January to March 2005.

The Corporation’s principal liabilities denominated in US dollars are the principal of the Notes of US$93 million and accrued interest related thereto, accrued dividends on Series II preference shares, the Sun-Times loan payable in the principal amount of US$20.4 million plus interest, the disputed related party payable in the principal amount of US$15.3 million  recorded for amounts paid by Black with respect to the Strine judgment and approximately US$8 million accrued for contingent legal matters relating to indemnification of former officers and directors.

2006 compared with 2005

There was no material change in the net US dollar liability position of the Corporation in the three month period ended March 31, 2006 and no significant change in the US$/Canadian $ exchange rate at the beginning and end of that period.  The Corporation recorded a net foreign currency loss in the three months period ended March 31, 2006.

In the year ended December 31, 2005, a foreign currency gain of $3.1 million was recorded, reflecting the impact of the approximate 3% weakening in the US dollar vis-à-vis the Canadian dollar.  The Corporation’s net US dollar denominated liability position was significantly reduced in 2005 from the receipt of special dividends from its Sun-times investment of  US$82.4 million in January and March 2005.

2005 compared with 2004

In the year ended December 31, 2005, a foreign currency gain of $3.1 million was recorded, reflecting the impact of the approximate 3% weakening in the US dollar vis-à-vis the Canadian dollar.  The Corporation’s net US dollar denominated liability position was significantly reduced in 2005 from the receipt of special dividends from its Sun-times investment of  US$82.4 million in January and March June 2005.

In the year ended December 31, 2004, a foreign currency gain of $6.6 million was recorded reflecting the impact of the approximate 7% weakening in the US dollar vis-à-vis the Canadian dollar. Included in the foreign currency gain is a realized gain of $4.6 million relating to the repayment of US$42 million of Senior Secured Notes in June 2004 from proceeds of the Subscription Receipts.

LIQUIDITY AND CAPITAL RESOURCES

Reference is made to "Basis of Presentation and Going Concern" at the beginning of this MD&A. The Corporation has no operating lines of credit and must finance its requirements from available cash and cash flow.

Financial Position

The following chart outlines significant changes in the balance sheet items between March  31, 2006 and  December 31, 2005.

	2006	2005	Explanation of Changes
Current assets	$63,396	$66,496	(1)
Investments	154,112	164,625	(2)
Property and equipment	1,588	10,433	(3)
Restricted cash	9,916	9,866	(4)
Future income tax assets	11,011	10,014	(5)
Mortgage receivable	2,949	2,909	(6)
	$242,972	$264,343

Current liabilities	$212,590	$214,723	(7)
Senior notes	–	–	(8)
Future income taxes	26,020	27,484	(9)
Post retirement benefits	9,837	10,082	(10)
	$248,447	$252,289

Explanation of changes

(1)	Current Assets

The decrease of $3.1 million during the three-month period ended March 31, 2006 is comprised of decrease in cash and restricted cash of $10.9 million (including payment of interest of $8.2 million (US$6 million) on March 1, 2006),  the inclusion in current assets at March 31, 2006 of $8.2 million representing the book value of assets held for sale, and net other changes of $0.4 million.

(2)	Investments

The decrease in investments in the three-month period is $10.5 million, which relates to the decrease in the fair value of the Sun-Times Class A and Class B shares owned by the Corporation.  The fair value per share declined from $10.43 (US$8.95) at December 31, 2005 to  $9.77 (US$8.37) at March 31, 2006.  There was no change in the number of Class A and Class B shares of Sun-Times (15,772,923) owned by the Corporation during the period.

(3)	Property and Equipment

The reduction of $8.8 million in the three-month period is principally due to amortization expense of $0.5 million, the reclassification as current assets of $8.2 million representing the book value of assets held for sale and the sale of a property in Hamilton, Ontario.

(4)	Restricted Cash

There was no significant change in the amount of restricted cash in the three-month period ended March 31, 2006.

(5)	Future Income Tax Assets

The increase of $1 million relates to the recording of a future income tax asset for that portion of losses in the three-month period ended March 31, 2006 for which it is more likely than not that the tax asset  will be realized.

(6)	Mortgage Receivable

There was no material change in the mortgage receivable balance during the period.  While interest accrues on the mortgage and is capitalized, it is not yet payable by the mortgagor.

(7)	Current Liabilities

The decline of $2.1 million in the three-month period ended March 31, 2006 is principally due to a reduction of $3.5 million in the amount of interest accrued on the Senior Notes due to the semi-annual interest payment on March 1, 2006 offset by an increase of $1.9 million in amounts due to related parties relating to additional related-party interest on interest-bearing liabilities.

(8)	Notes

After March 31, 2005, the Corporation was not in compliance with certain covenants and, as a result, the outstanding amount of the Notes has been classified as a current liability on the Corporation’s consolidated balance sheet.

(9)	Future Income Taxes

Over 80% of the balances reported as future income taxes at the end of the reporting periods relates to the future tax liability recorded on the difference between the fair value of the Corporation’s investment in Class A and Class B shares of Sun-Times and the Corporation’s adjusted cost base of the shares.  The decrease of $1.5 million is related principally to change in the future tax liability recorded on the decline in the fair value of the shares between the two reporting dates (see Investments above).

(10)	Post-Retirement Benefits

There was no material change in post-retirement benefits in the three-month period ended March 31, 2006.  The amounts were determined by a third-party actuarial valuation at each reporting date.

The following chart outlines significant changes in the Corporation’s consolidated balance sheet items between December 31, 2004 and December 31, 2005.

	2005	2004	Explanation of Changes
Current assets	$66,496	$72,708	(1)
Investments	164,625	296,760	(2)
Property and equipment	10,433	15,906	(3)
Restricted cash	9,866	1,700	(4)
Future income tax assets	10,014	7,450	(5)
Mortgage receivable	2,909	2,782	(6)
	$264,343	$397,306

Current liabilities	$214,723	$123,178	(7)
Senior Notes	–	111,916	(8)
Future income taxes	27,484	49,854	(9)
Post retirement benefits	10,082	9,846	(10)
	$252,289	$297,794

(1)	Current Assets

While the current assets  increased approximately $58.8 million in 2005 as a result of the receipt in 2005 of the second special dividend from Sun-Times, overall current assets declined by $6.2 million as a result of significant expenditures relating to inspection costs, interest on the Senior Notes, directors’ fees, general and administrative costs and professional fees.

(2)	Investments

The decrease in investments in 2005 was $132.1 million, which principally relates to the decrease in the fair value of the Sun-Times Class A and Class B shares owned by the Corporation.  The fair value per share declined from $18.80 (US$15.62) at December 31, 2004 to  $10.43 (US$8.95) at December 31, 2005.  There was no change in the number of Class A and Class B shares of Sun-Times (15,772,923) owned by the Corporation during 2005.

(3)	Property and Equipment

The decrease in property and equipment of $5.5 million is principally due to the sale of real estate holdings in Vancouver, British Columbia and Windsor, Ontario.  Proceeds from these sales were $6.6 million and a gain on sale was recognized of $1.7 million.  Amortization expense in 2005 was $0.5 million.

(4)	Restricted Cash

Restricted cash increased $8.2 million in 2005, principally relating to additional funds placed in escrow to support indemnities of certain former directors and certain officers.

On June 30, 2004, $500,000 of cash was placed in trust in support of the Corporation's indemnities in respect of certain former directors. On February 7, 2005, an additional $1.5 million was placed in trust.  On March 30, 2005, a further $6.0 million was deposited into the same trust account.

On March 8, 2005, the Corporation agreed to establish a similar trust to that described in (c) above in support of the Corporation's indemnities in respect of two of its officers, with a deposit of $500,000.  The deposit was made on July 7, 2005.

(5)	Future Income Tax Assets

The increase of $2.6 million relates to the recording of  a future income tax asset for that portion of losses in the year ended December 31, 2005 for which it is more likely than not that the asset value will be realized.

(6)	Mortgage Receivable

The year-over-year increase in the mortgage receivable relates to the capitalization of interest in accordance with the mortgage (see note 6(a)).

(7)	Current Liabilities

Current liabilities increased $91.5 million, principally related to the reclassification of the Notes from long-term liabilities to current liabilities ($108.4 million), a reduction of $6.6 million in the liability relating to the Series II  preference shares arising from the revaluation of the shares based on the reduced trading price of the Sun-Times Class A shares and an increase of $8.3 million in the amounts due to related parties as a result of interest accruals in 2005.

(8)	Senior Secured Notes

As at December 31, 2004 and through March 31, 2005, the Corporation was in compliance with all other covenants under the Indentures.  However, after March 31, 2005, the Corporation was not in compliance with certain covenants and, as a result, the amount of the Notes has been classified as a current liability on the balance sheet.

There was no change in the US dollar principal amount of Notes outstanding (US$93 million) at December 31, 2004 and 2005 but  the  classification of the debt has been changed from long-term to current.

(9)	Future Income Taxes

Over 80% of the balances reported as future income taxes at the end of these reporting periods relates to the future tax liability recorded on the difference between the fair value of the Corporation’s investment in Class A and Class B shares of Sun-Times and the Corporation’s adjusted cost base of the shares for tax purposes.  The decrease of $22.4 million is related principally to change in the future tax liability recorded on the decline in the fair value of the shares between the two reporting dates. (See Investments above.)

(10)	Post-Retirement Benefits

There was no material change in post-retirement benefits in the  fiscal year ended December 31, 2005.  The amounts were determined by a third-party actuarial valuation at each reporting date.

Liquidity – Summary of operating, investing and financing activities

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
CASH FLOWS FROM:
OPERATING ACTIVITIES	$(11,366)	$39,631	$(65,542)
FINANCING ACTIVITIES	–	–	77,663
INVESTING ACTIVITIES	15,818	(38,100)	(6,017)
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR	4,452	1,531	6,104
CASH AND CASH EQUIVALENTS – Beginning of year	14,193	12,662	6,558
CASH AND CASH EQUIVALENTS – End of year	$18,645	$14,193	$12,662

Cash Flows – 2006 compared to 2005

Operating

Negative cash flows from operating activities for the three months ended March 31, 2006 were $11.4 million, compared with positive cash flows used from operating activities of $39.6 million  for the year ended December 31, 2005.  In the 2005 fiscal year, the Corporation recorded dividend revenue  from  Sun-Times of $62.8 million compared with dividend revenue of approximately $1.0 million in the three-month period ended March 31, 2006.

Financing

There were no cash flows provided by financing activities for the three months ended March 31, 2006.

Investing

Cash flows provided by investing activities for the three months ended March 31, 2006 were $15.8 million, compared to cash flows of $38.1 million used for the year ended December 31, 2005.   The main contributor to the change is movement in the restricted cash balances required to be maintained by the Corporation.

Beginning in June 2004, the Corporation placed certain amounts in trust in support of the Corporation's indemnities in respect of certain former directors.  On June 30, 2004, $500,000 of cash was placed in trust. On February 7, 2005, an additional $1.5 million was placed in trust.  On March 30, 2005, a further $6.0 million was deposited into the same trust account.

On March 8, 2005, the Corporation agreed to establish a similar trust to that described above in support of the Corporation's indemnities in respect of two of its officers, with a deposit of $500,000.  The deposit was made on July 7, 2005.

On February 17, 2006, $750,000 was deposited in escrow with the law firm Davies Ward Phillips & Vineberg LLP in support of the obligations of 10 Toronto Street Inc. ("TSI"), a wholly owned subsidiary of the Corporation, in connection with the sale of the real property located at 10 Toronto St., Toronto, Ontario.  It is anticipated that this escrow will terminate and the funds will be returned to TSI once the sale is completed in May 2007.

Cash Flows – 2005 compared to 2004

Operating

Negative cash flows used for operating activities from the year ended December 31, 2005 were $39.6 million, compared with negative cash flows of $65.5 million from operating activities  for the year ended December 31, 2004. The decrease in negative cash flow from  operating activities relates to the receipt of special dividends from Sun-Times in 2005.

Financing

Cash flows from  financing activities for the year ended December 31, 2005 were nil, compared to cash flows of $77.7 million for the year ended December 31, 2004.

The principal activities in 2004 are discussed below.

i.	Receipt of amounts under the Support Agreement
During the fiscal year ended December 31, 2004, $15 million was received by the Corporation under the terms of the Support Agreement.

ii.	Subscription Receipts and Series II and Series III Preference Shares
On April 7, 2004, the Corporation offered and sold Subscription Receipts  for gross proceeds of approximately $211 million. Costs associated with the offering of the Subscription Receipts were $8.3 million. On June 11, 2004, using net proceeds from the offering of Subscription Receipts, all of the outstanding Series III preference shares were redeemed by the Corporation  for $92.7 million, plus all dividends accrued and unpaid, for a total of approximately $96.6 million.

iii.	Senior Notes
In June 2004, US$42 million principal amount of the Senior Notes was repaid with net proceeds from the offering of Subscription Receipts, reducing the outstanding principal amount of Senior Notes to US$78 million.

In September 2004, the Corporation issued US$15 million aggregate principal amount of Second Priority Notes.  The net proceeds of US$9.8 million (after deducting costs of US$5.2 million) were used for general corporate purposes.

iv.	Related Party Amounts
In 2004, the Corporation received repayment of related party amount aggregating approximately $7.0 million, principally relating to loan repayments from Black and Radler.

Also in 2004, pursuant to the Strine Judgment, the Corporation and Black were ordered to jointly pay Sun-Times an aggregate of US$16.55 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this order, of which US$15.3 million was paid by Black and US$6.0 million was paid by the Corporation.

Investing

Negative cash flows from  investing activities for the year ended December 31, 2005 were $38.1 million, compared with negative  cash flows of $6.0 million from investing activities for the year ended December 31, 2004.

This is mainly attributable to the requirement to escrow the funds received in 2005 from Sun-Times in respect of the special dividends in escrow.

Capital expenditures

The Corporation does not have any material commitments relating to its capital assets.  Other liabilities at each of the reporting dates include an amount of approximately $0.7 million relating to  potential environmental obligations related to certain of the Corporation’s real estate holdings.

Dividends

The Corporation is not required to pay any dividends or redeem any of its shares in certain circumstances, including if the Corporations' liquidity would be unduly impaired as a consequence.  In addition, there are restrictions under the Indentures on the Corporations' ability to pay dividends on its outstanding shares.

The Corporation has not paid dividends on its Common Shares and Series II preference shares since its 2003 fiscal year and is currently prohibited from paying dividends as a result of the restrictions under the senior secured notes.

Off-Balance Sheet Arrangements

The Corporation has various off-balance sheet arrangements as discussed below.

Indemnifications - Senior Notes

In connection with the issuance of the Senior Notes, the Corporation has agreed to indemnify the initial purchaser of the Senior Notes against any losses or damages resulting from inaccuracy of financial statements, taxes and compliance with securities legislation. The Corporation also indemnified the initial purchasers of the Senior Notes against any related tax liabilities arising from payments made with respect to the Senior Notes, except taxes on a Senior Noteholder's income. These   indemnifications generally extend for the term of the Senior Notes and do not provide for any limit on the maximum potential liability.

The Corporation is unable to estimate the maximum potential liability for these types of indemnifications as the Indentures and related purchase agreement do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the Financial Statements with respect to these indemnifications and the Corporation is unable to estimate amounts due for withholding taxes, if any, at this time. Any such amounts will increase the future effective cost of borrowing.

Indemnifications - Property Leases

A subsidiary of the Corporation has agreed to indemnify landlords under its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of lease covenants and accidents, or injuries occurring on the leased property.

The Corporation is unable to estimate the maximum exposure for these types of indemnifications as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time.

Indemnifications - Dispositions

In connection with certain dispositions of assets and/or businesses, the Corporation has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Corporation has also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, the Corporation has indemnified the purchasers in circumstances where a third party has asserted a claim against the purchaser that relates to a liability retained by the Corporation. These types of indemnities typically extend for a number of years, or in some cases extend indefinitely.

The Corporation is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, the Corporation has not made any significant indemnification payments under such agreements and no amount has been accrued in the Financial Statements with respect to these indemnification agreements. The Corporation continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Claims for Contribution and Indemnities and Indemnification Agreements

(a)
With respect to certain former directors, the Corporation has entered into a trust and contribution agreement with a third party trustee and deposited in trust the amount of $8.2 million at March 31, 2006 (December 31, 2005 – $8.1 million, December 31, 2004 – $0.5 million) to defend such directors from any claims made for which they would be entitled to indemnity pursuant to their indemnification agreements (see note 3(c)).

(b)
In May 2005, Black filed suit against Sun-Times in Delaware seeking payment of US$6.8 million in legal fees already incurred in connection with various lawsuits and investigations, and for advancement of certain of his legal fees going forward (see note 12(k)).  Sun-Times rejected Black's claims, filed a counterclaim against him and filed a third-party claim against the Corporation and described below for equitable contribution.

In April 2006, Black and Sun-Times settled this dispute.  The settlement provides that Sun-Times would advance $4.4 million to Black for certain legal fees already incurred, 75% of future fees related to the criminal prosecution and 50% of future fees related to certain other cases.  In the settlement of Black's claims against Sun-Times, Sun-Times reserved the right to pursue its third-party claim against the Corporation.

In June 2006, Sun-Times filed an amended third-party complaint against the Corporation for equitable contribution toward the amounts of legal fees Sun-Times has advanced and will in the future advance to Black, Boultbee, Radler and Amiel-Black.  Sun-Times argues that the Corporation should be required, as a matter of equity, to share Sun-Times' advancement costs because the Corporation is obligated to indemnify those same individuals under separate indemnity agreements.

(c)
On January 27, 2006, Black, Amiel-Black, Moffatt Management Inc. and Black-Amiel Management Inc. issued a Notice of Action against the Corporation, Sun-Times, Argus Corporation Limited ("Argus"), RCL, RMI, Radler, Torys LLP and KPMG LLP seeking contribution and indemnity in respect of claims made against them (among others) in various proceedings in Canada and the United States.  On February 27, 2006, the plaintiffs issued a Statement of Claim against the defendants in respect of this contribution and indemnity claim.  As against the Corporation, the plaintiffs claim that they are entitled to contribution to the extent of the Corporation's own liability in the event that the plaintiffs are found jointly liable for any of the claims in the proceedings.  Black and Amiel-Black further claim indemnification from the Corporation for any and all liability, costs, charges and expenses incurred by them in connection with the proceedings by reason of their having been officers or directors of the Corporation.  This Statement of Claim was amended on November 8, 2006.

Financial Instruments and Other Instruments

The Corporation had no financial instruments other than those that are recognized in the financial statements and have been discussed in other sections of this MD&A.

CONTINGENCIES AND LEGAL MATTERS

Information with respect to contingencies and commitments has been reproduced from notes 12 and 14 to the Financial Statements, as follows.

The Corporation has been named as defendant, co-defendant or respondent in a number of legal proceedings.  All claims made against the Corporation are being or will be defended.  Except as otherwise stated, no provisions have been made for any potential liability under these proceedings as management has determined that the likelihood and amount of loss are not determinable.  The following proceedings have been initiated against or by the Corporation:

(a)
On January 16, 2004, the SEC filed a complaint for civil injunctive relief in the U.S. District Court for the Northern District of Illinois against Sun-Times, alleging, among other things, violations of securities laws for failure to disclose material information in required financial statements and altering books and records.  The Corporation was granted intervenor status on May 17, 2004.  A consent judgment was entered by the Court on January 16, 2004 restricting the Corporation's voting rights by providing for the appointment of a Special Monitor if any Sun-Times director is either:  (a) not re-nominated or re-elected at the expiration of his or her term; (b) elected without the support of at least 80% of the incumbent directors; or (c) removed prior to the end of his or her term.  The consent judgment is still in effect.  The Special Monitor provision was triggered in January 2006, when two nominees of the Corporation were elected to Sun-Times' board of directors.  Those nominees are no longer on Sun-Times' board of directors, but the Special Monitor remains in place.

(b)
The Corporation is a co-defendant in a complaint filed in the U.S. District Court for the Northern District of Illinois by Sun-Times claiming damages and recovery for, among other things, alleged breaches of fiduciary duty relating to alleged improper management fees, sales and transfers of assets, non-competition payments and other payments.  Sun-Times is seeking damages from all defendants of US$542 million, including pre-judgment interest of US$117 million.  Repayment has previously been made of certain non-compete payments (see note 4(f)).  On December 13, 2004, all defendants filed motions to dismiss the Complaint.  All motions to dismiss were denied, and all parties have answered the Complaint.  Since then, the magistrate judge, to whom the case was assigned for discovery issues and all non-dispositive pretrial motions, granted the U.S. Attorney's Office's motion to stay discovery in the case until the conclusion of the criminal case against Black and others.  On July 6, 2006, the Corporation filed a motion for leave to file a counterclaim against Sun-Times.  Sun-Times opposed that motion.  The parties are awaiting a ruling.

(c)
On May 15, 2006, the Corporation signed a cooperation agreement with the United States Attorney for the Northern District of Illinois ("U.S. Attorney").  In this agreement, the Corporation acknowledges that the U.S. Attorney has developed evidence that the Corporation "is criminally liable because one or more of [the Corporation's] former officers, directors or employees violated federal criminal law with the intent, in part, to benefit [the Corporation] in connection with the . . . fraudulent diversion of approximately [US]$16.55 million from [Sun-Times] to [the Corporation]".  The Corporation also acknowledged "that one or more of its officers, directors or employees acted illegally in connection with [the Corporation's] receipt of approximately [US]$16.55 million in non-compete payments and that it is responsible for repayment of such money".  These amounts have been repaid (see note 4(f)).  The Corporation has agreed to cooperate with the U.S. Attorney in its investigation and prosecution of matters relating to Sun-Times, in accordance with the terms of the cooperation agreement.  The U.S. Attorney has agreed not to prosecute the Corporation "for any crimes committed by its officers, directors or employees relating to the sale of various [Sun-Times] newspaper publishing groups in the United States between 1998 and 2000".  However, the Corporation can be prosecuted if it violates the cooperation agreement.

(d)
Class actions have been initiated against the Corporation and others in the United States and Canada alleging, among other things, that the Corporation and others failed to disclose the transfer of millions of dollars of Sun-Times' funds to others, falsified Sun-Times' financial results and materially misrepresented Sun-Times' sales of assets and its dealings with related parties.  Specifically:

(i)
In February and April 2004, shareholders of Sun-Times initiated three separate class action suits in the United States District Court for the Northern District of Illinois against Black, various entities controlled directly or indirectly by Black, including the Corporation, Sun-Times, RCL and certain affiliated entities, and others.  On July 9, 2004, the District Court consolidated the three actions for pre-trial purposes. The complainants assert claims under federal and Illinois securities laws, as well as various common law claims, including fraud, breach of fiduciary duty and aiding and abetting the breaches of fiduciary duty.  The complainants seek unspecified money damages, rescission, and an injunction against future breaches.

(ii)
On September 7, 2004, a group of Sun-Times shareholders initiated class proceedings in the Saskatchewan Court of Queen's Bench. The defendants include Black, Sun-Times, certain current and former directors and officers of Sun-Times, the Corporation, RCL and certain affiliated entities, and others.  The representative plaintiffs (the "Rep Plaintiffs") allege, among other things, deceit, breach of fiduciary duty, unjust enrichment, misrepresentation and negligence, and seek unspecified monetary damages.  The litigation in Saskatchewan has been stayed until September 15, 2007. On September 7, 2004, the Rep Plaintiffs commenced similar class proceedings in the Ontario Superior Court of Justice.  On February 3, 2005, the Rep  Plaintiffs initiated a similar class action in the Quebec Superior Court.  The Rep Plaintiffs allege, among other things, breaches of fiduciary duty and breaches of obligations under the CBCA.

(e)
On September 3, 2004, upon the application of Catalyst, the Honourable Mr. Justice Campbell of the Ontario Superior Court of Justice ordered the appointment of an inspector over the affairs of the Corporation pursuant to section 229 of the CBCA.  By further order dated October 27, 2004, Ernst & Young Inc. was named inspector (the "Inspector").  The orders require the Inspector to conduct an investigation into the affairs of the Corporation and specifically into related party transactions and non-competition payments for the period January 1, 1997 to 2004 (the "Inspection").  The Inspector provided certain interim reports to the Court and filed a comprehensive report with the Ontario Superior Court of Justice on November 14, 2005.  Through March 31, 2006, the cost of the Inspection was $20.9 million.  This amount has been included in expenses in 2004.  While the inspection process has been largely inactive since November 2005, it has not been terminated.

(f)
On November 15, 2004, the SEC filed an action in the United States District Court for the Northern District of Illinois against Black, Radler and the Corporation seeking injunctive, monetary and other equitable relief.

The SEC's allegations against the Corporation include that: (i) the Corporation made material misstatements and omissions in its responses to Sun-Times' 1999 and 2000 proxy questionnaires and the Corporation's 2001 and 2002 Form 20-F, Form 40-F and proxy statement filings with the SEC concerning US$16.55 million in payments it received in connection with non-compete agreements associated with certain sales transactions; (ii) the Corporation knew or was reckless in not knowing that Sun-Times' filings with the SEC were false and misleading because Sun-Times failed to disclose the non-compete payments made to the Corporation; (iii) the Corporation is liable for Sun-Times' alleged violations of certain federal securities laws during this period as a result of the Corporation's alleged failure to disclose properly the non-compete payments it received; and (iv) the Corporation falsified its books, records and accounts contrary to federal securities laws and circumvented or failed to implement a system of internal accounting controls.

The SEC seeks: (i) disgorgement of alleged ill-gotten gains by the Corporation and unspecified civil penalties; (ii) a voting trust upon the shares of Sun-Times held by the Corporation; and (iii) an order enjoining the Corporation from further violations of federal securities laws.

On March 21, 2005, the U.S. Attorney's Office filed a motion to intervene in the SEC action and subsequently filed a motion to stay discovery pending the conclusion of related criminal proceedings.  The motion to stay discovery was granted.  A status hearing is scheduled for April 18, 2007.

(g)
On March 4, 2005, the Corporation commenced an application in the Ontario Superior Court of Justice against American Home Assurance Company ("American Home"), Chubb Insurance Company of Canada ("Chubb"), Royal & Sun Alliance Insurance Company of Canada, ACE INA Insurance Company, Zurich Insurance Company of Canada, AXA Canada, Temple Insurance Company, Continental Casualty Company, Lloyd's Underwriters and Gerling Global Canada (the "Insurers").  The relief sought included both an order requiring the Insurers to indemnify the Corporation under the insurance policies issued by them to the Corporation in respect of certain legal expenses incurred in the defence of various actions and an injunction to restrain American Home and Chubb from paying out the limits of their respective policies (collectively US$50 million) to fund a settlement of certain claims against the independent directors of Sun-Times advanced by Cardinal Value Equity Partners ("Cardinal") in a derivative action commenced by Cardinal in the Delaware Court of Chancery.

The Ontario Superior Court of Justice approved the settlement by the Insurers on behalf of the independent directors, subject to the settlement also being approved by the Delaware Court of Chancery.  The Corporation's claim for indemnification in respect of legal expenses was adjourned pending Delaware settlement approval.  The Delaware Court of Chancery approved the settlement on November 13, 2006.  The Corporation will now pursue its claims for indemnification in respect of legal expenses (see note 12(j)) against the remaining excess Insurers.

(h)
On March 18, 2005, the Corporation received a Notice of Hearing and Statement of Allegations issued by staff of the OSC in respect of an administrative proceeding against the Corporation and others.  The allegations in the Notice of Hearing relate to the period between 1998 and 2002, except for those that relate to the Corporation's inability to file financial statements. The Notice of Hearing states that the OSC will consider making an order requiring the Corporation and others (i) to pay an administrative penalty of not more than $1.0 million for each failure by the Corporation to comply with Ontario securities law, (ii) to make an order requiring the Corporation and others to disgorge to the OSC any amounts obtained as a result of non-compliance with Ontario securities law, and (iii) to make an order requiring the Corporation and others to pay the costs of the OSC's investigation and any proceeding.  The Corporation filed a reply with the Secretary of the OSC disputing the allegations made in the Notice of Hearing.  This hearing has been scheduled to commence mid-November 2007 and continue into 2008.

(i)
Two claims have been made by Burnac Leaseholds Limited ("Burnac") and its affiliate, Crystalline Investments Limited ("Crystalline"), against Domgroup alleging that Domgroup is responsible for arrears of rent and continuing rent relating to two properties that Domgroup leased from these plaintiffs and which leases were assigned to a third party.

In 1997, lawsuits were commenced by Crystalline and Burnac against Domgroup.  The plaintiffs have claimed damages of $2.6 million, plus interest and costs. In 2001, the Ontario Superior Court of Justice dismissed the claims; however, an appeal by the plaintiffs was allowed.  Domgroup sought leave to appeal to the Supreme Court of Canada, which dismissed the appeal, but did not make any determination in respect of Domgroup's contention that the leases were surrendered by the actions of the landlords.  Domgroup is proceeding with its defence.

(j)
The Corporation has incurred significant legal expenses in the defence of various actions brought against it and others in both the United States and Canada.  The Corporation has, in turn, advanced a claim against its directors' and officers' liability insurers asserting that, under the terms and conditions of the relevant policies, these insurers are required to indemnify the Corporation in respect of the legal expenses incurred in connection with some of the actions brought against the Corporation.

(k)
Black sued Sun-Times seeking an advance of US$6.8 million for fees incurred in connection with lawsuits and investigations to which he was subject.  Although Black entered into a court-ordered stipulation in June 2004 limiting to 50% his right to reimbursement of legal fees, he later demanded 100% reimbursement for claims that he alleged were not covered by the stipulation.  Sun-Times brought a third-party equitable contribution claim against the Corporation for 50% of any amounts that it has paid or will in the future be required to pay to Black, Barbara Amiel-Black ("Amiel-Black") (the spouse of Black and a former director of the Corporation), Radler or John Boultbee ("Boultbee") (a former officer of the Corporation).

In April 2006, Black and Sun-Times settled their dispute.  The settlement provides that Sun-Times would advance $4.4 million to Black for legal fees already incurred, 75% of future fees related to the criminal prosecution and 50% of future fees related to certain other cases. In the settlement of Black's claims against Sun-Times, Sun-Times reserved the right to pursue its third-party claim against the Corporation (see note 13).  On November 6, 2006, the Delaware Court of Chancery denied the Corporation's motion to dismiss the third-party complaint.

(l)
On February 10, 2004, Sun-Times commenced an action in the Ontario Superior Court of Justice against the Corporation, RCL and RMI for access to and possession of all of Sun-Times' property in possession of the Corporation, RCL and RMI maintained at 10 Toronto Street.  The parties negotiated and executed a protocol dated March 25, 2004 providing for access and possession by Sun-Times to the claimed property.  On March 5, 2004, a Statement of Defence and Counterclaim was issued by RCL and RMI against Sun-Times and two of its subsidiaries, seeking damages in the amount of approximately US$174.3 million for alleged breaches of the services agreements between the parties and for alleged unjust enrichment and tortious interference with economic relations.  On March 10, 2004, the Corporation filed a Statement of Defence and a Counterclaim against Sun-Times for $300 million, claiming that by refusing to pay its obligations under its services agreement with RCL, Sun-Times intended to cause RMI to default in its obligations to the Corporation under the March 10, 2003 Support Agreement between RMI and the Corporation, and intended to cause the Corporation to default on its obligations under its outstanding Notes, with the resulting loss of its majority voting control of Sun-Times.  On August 11, 2004, the Honourable Mr. Justice Farley granted a motion by Sun-Times to stay this litigation pending the conclusion of Sun-Times' action against the Corporation in the United States.

(m)
By Statement of Claim issued on January 14, 2005, Stockgroup Information Systems Inc. and Stockgroup Media Inc. (collectively, "Stockgroup") commenced an action in the Ontario Superior Court of Justice against the Corporation and others.  Stockgroup claims against the defendants, jointly and severally, damages in the amount of approximately $0.5 million for reimbursement of prepaid advertising expenses.

(n)
By notice of motion filed October 18, 2005, the Corporation brought a Motion for directions of the Ontario Superior Court of Justice in order to commence an action against certain of its former directors of the Corporation to recover excessive remuneration.  In addition, the Corporation is seeking to recover $1.2 million in severance payments, to defend a further claim of $1.8 million made by the former directors for alleged unpaid compensation and to recover $6.0 million put in an indemnification trust for the benefit of the former directors (see note 3(c)).  One of the five former directors has commenced an action against the Corporation claiming $0.6 million in severance and indemnification of legal expenses.

Certain former directors have delivered notices for payment of legal expenses incurred in proceedings with the Corporation but the Corporation has refused to indemnify the directors.  The Ontario Superior Court of Justice has upheld the Corporation's position that, until such time as the Corporation’s proceedings against certain former directors have been finally determined, the Corporation is not required to indemnify directors against whom allegations have been made by the Corporation that they failed to act in accordance with their statutory duties.  If the Corporation is ultimately successful in its claim that certain former directors did not act in good faith with a view to the best interests of the Corporation, then they will not be entitled to be reimbursed for the legal fees that they have incurred.

Four of the former directors (Walker, Carroll, Metcalfe and Wakefield) have commenced an action against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.

On February 26, 2007, the Corporation announced that it had entered into an agreement to settle all of its disputes with five of its former directors (Walker, Carroll, Metcalfe, Wakefield and Vale).

Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors holding an aggregate of $8.0 million in cash were collapsed.  An aggregate of $1.25 million was paid to the former directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6 million for unpaid directors fees.  An additional $0.7 million was paid out of the trusts towards the legal fees and disbursements of the former directors.  The balance of approximately $6.0 million was returned to the Corporation.  All legal proceedings between the parties will be dismissed shortly and the parties have released each other from all claims.

(o)
By Amended Amended Statement of Claim dated October 25, 2006, 783783 Alberta Ltd. c.o.b. as Vue Weekly ("Vue") commenced an action against several parties including the Corporation and Hollinger Canadian Publishing Holdings Co. ("HCPH"), in the Court of Queens Bench of Alberta.  The action centers around Vue's allegation that SEE Magazine ("SEE"), Vue's main competitor, improperly was deemed to be a "Canadian newspaper" for tax purposes and, therefore, obtained preferential tax treatment, when it should not have been considered to be a Canadian newspaper.  It is alleged in the action that SEE is published by Great West Newspaper Group Ltd. ("Great West"), through its wholly owned operating subsidiary Gazette Press Ltd. and that Great West is jointly owned by Jamison Newspapers Inc. and HCPH.  According to the action, HCPH is wholly owned by Sun-Times.  In the action, Vue seeks a declaration that SEE Magazine was not a "Canadian newspaper" under the Income Tax Act (Canada) and further seeks damages from the defendants, jointly and severally in the sum of at least $5.0 million.

The following is a summary of other contingencies:

(p)
The Financial Statements include the accounts of ELR, an entity incorporated under the laws of Costa Rica, which, among other things, publishes the La Republica newspaper in Costa Rica.  ELR was not consolidated in the accounts of the Corporation, although it exercised majority control (as that term is defined in the CICA Handbook) over ELR in financial statements for periods prior to January 1, 2003.   However, during this period, local management reported to personnel at Sun-Times. Although these financial statements include an accrual for contingent liabilities of approximately $1 million that the Corporation is aware of to date, principally relating to income and withholding tax matters and compliance with corporate legal requirements in Costa Rica, there could be claims in the future based on the management of the newspaper operations and past actions of ELR, ELR’s local management practices and former directors and officers of ELR.  As a result, additional potentially material claims may still arise.

(q)
Certain of the employees of wholly-owned subsidiaries of the Corporation participated in a defined benefit pension plan sponsored by RCL (the "RCL Plan"). Due to the status of RCL, the Superintendent of Financial Services Commission of Ontario appointed Morneau Sobeco as the administrator of the RCL Plan.  It is expected that the pension plan will be wound up.  TSI employees ceased participating in the RCL Plan effective December 31, 2005.  It is not known what financial implications the wind- up of the RCL Plan may have for the Corporation (see note 4(l)).

(r)
The  March 31, 2006, December 31, 2005 and December 31, 2004  balance sheets include a liability for contingencies in the amount of approximately $5 million associated with issues under discussion with Canadian tax authorities.  The Corporation records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred.  The Corporation's contingency reserves represent liabilities for estimated taxes, interest and penalties for the taxation years through March 31, 2006, and principally relate to certain related-party transactions that occurred prior to the 2004 taxation year.  The ultimate resolution of the tax contingencies is dependent on further submissions to and discussions with the tax authorities.  While management is of the view that the contingent liabilities recorded for these matters are adequate, it is not known what the financial implications of the ultimate resolution will be (see note 7).

(s)
In 2006, the Corporation received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the Inspectorship and litigation in which the Corporation and Catalyst were parties.  The Corporation has accrued the full amount of this demand in the Financial Statements as follows: $1.9 million for the year ended December 31, 2004, an additional $1.6 million for the year ended December 31, 2005 and a further $0.5 million for the three-month period ended March 31, 2006 for an aggregate accrual of $4.0 million.  At this time, the Corporation has not agreed to pay these costs and  the Corporation's board of directors is  considering this demand.

(t)	There was no directors’ and officers’ liability insurance from July 2004 to the end of June 2005.

(u)
The Corporation is also currently subject to litigation in the ordinary course of business.  In the opinion of management, any liability in respect of such litigation will not have a material adverse effect on the Corporation's financial condition.  In the opinion of management, there can be no certainty that additional, potentially material new litigation will not arise.

(v)
Although the Corporation has accrued or disclosed, where appropriate, all contingent liabilities that the Corporation is aware of to date, there could be claims or counterclaims asserted in the future based on the past actions of the Corporation or its former directors and officers.  As a result, additional potentially material claims may still arise.

Other Legal Matters

(w)
In 2005, the Corporation called a special meeting of the holders of the Corporation’s common shares and Series II preference shares to be held on March 31, 2005 to consider a going private transaction by RCL (the "Strategic Transaction").  On March 21, 23 and 24, 2005, a hearing was held by the OSC in connection with applications made by the Corporation and others for variations to the MCTO issued against the Corporation and Sun-Times in order to permit the Strategic Transaction to proceed.  On March 28, 2005, the OSC released its decision in which it stated that it was unable to form an opinion that it would not be prejudicial to the public interest to grant the relief sought by the Corporation and others in connection with the Strategic Transaction.  As a result, the OSC refused to grant the requested relief.  In light of the decision of the OSC, the Corporation's board of directors cancelled the special meeting of shareholders.

(x)
On March 29, 2005, the Corporation issued a Statement of Claim in the Ontario Superior Court of Justice against RCL, RMI, Moffatt Management Inc. and Black Amiel Management Inc., as well as Black, Radler, Boultbee and Peter Atkinson ("Atkinson") (a former officer of the Corporation).  The claims made are for monetary damages from all defendants jointly and severally in the amount of $550 million, as well as reimbursement of certain amounts owing to the Corporation in the amount of approximately $86 million, plus accrued interest and costs.  The monetary damages include management fees and non-competition payments paid during the period since 1998, as well as reimbursement of fees and costs related to the Inspection and the Strategic Transaction.  The claims include diversion of corporate opportunities, breach of fiduciary duties and oppression.  Certain defendants have instituted motions to stay the action and strike some parts of the Statement of Claim.

On February 27, 2006, a Statement of Claim was issued on behalf of the Corporation against RCL, RMI, 509643 N.B. Inc., 509644 N.B. Inc., 509645 N.B. Inc., 509646 N.B. Inc., 509647 N.B. Inc., Moffatt Management Inc., Black-Amiel Management Inc., Argus, Conrad Black Capital Corporation, Hollinger Aviation Inc., Mowitza Holdings, Inc., 364817 Ontario Limited, F.D. Radler Ltd., 1269940 Ontario Limited, 2753421 Canada Limited, Black, Amiel-Black, Radler, Boultbee, 1406684 Ontario Limited and Atkinson.  The Statement of Claim alleges that the defendants harmed the plaintiffs by, among other things, causing or engaging in:

▪	a series of transactions pursuant to which the Corporation's operating assets were sold to Sun-Times for below market value;

▪	the diversion of significant management fees to RCL (and others), which had been previously paid to the Corporation;

▪	a series of stock transactions conducted by the Corporation that enabled RCL to increase its ownership of the Corporation at no cost to RCL, but at significant cost to the Corporation;

▪
a series of improper and unfair public market debt financings wherein Black and certain of his associates caused the Corporation to loan money to RCL and to themselves personally at interest rates highly unfavourable to the Corporation and highly favourable to Black, RCL and the individual defendants;

▪	a pattern of improper conduct designed to enrich Black and the other defendants at the expense of the Corporation by misappropriating corporate opportunities of the Corporation;

▪
the diversion to the Corporation from Sun-Times of so-called "non-compete payments" arising from the sale by Sun-Times of certain of its U.S.-based community newspapers, which caused the Corporation significant damage; and

▪	the active concealment of wrongdoing from the Corporation's board of directors.

In total, the Corporation has claimed damages and other monetary relief against Black and the other defendants in excess of $750 million.

On August 18, 2006, pursuant to an Application by the Corporation brought without notice, the Ontario Superior Court of Justice granted a Mareva injunction against Black and Amiel-Black freezing their assets and those of entities controlled by them.  On September 29, 2006, the Court replaced the Mareva Injunction with a Consent Order continuing the freezing of the assets of Black, Amiel-Black and entities controlled by them, subject to the terms of a confidential settlement agreement, pending resolution of the claims which have been filed against them by the Corporation.

(y)
On April 20, 2005, the Ontario Superior Court of Justice issued the Ravelston CCAA and Receivership Order (see note 4(b)).  At that time, the Ravelston Receiver was appointed as receiver of all of the assets of RCL and RMI, except for the shares of Sun-Times owned directly or indirectly by RCL (the "Excluded Shares").  The Ravelston CCAA and Receivership Order also provided, among other things, that until May 20, 2005 or such later date as the Court may order, no proceeding or enforcement process in any court or tribunal is to be commenced or continued against or in respect of either or both of RCL and RMI, and any such proceedings then under way (including the Corporation's lawsuit) pertaining to RCL and RMI were temporarily stayed.  On January 12, 2007, the stay of proceedings was extended to June 8, 2007.

On May 18, 2005, the Ravelston CCAA and Receivership Order was extended to Argus and five of its subsidiaries, which collectively own, directly or indirectly, 61.8% of the outstanding Common Shares. Further, the Court approved the agreement between Sun-Times and the Ravelston Receiver pursuant to which Sun-Times altered its shareholders rights plan to exempt the Ravelston Receiver from its provisions by making it an "exempt stockholder", the effect of which was to allow the Ravelston Receiver to take control of the Excluded Shares.  The agreement further provided that Sun-Times would not object to the sale by the Ravelston Receiver of a number of Common Shares in order to pay for the costs of the receivership.  On June 12, 2006, the Court appointed the Ravelston Receiver as manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of RCL.

The Corporation and its subsidiaries have submitted a proof of claim in this receivership of RCL and RMI (the "Ravelston Entities").

On January 22, 2007, the Corporation served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation seeks an order confirming the secured obligations owed by RCL to the Corporation and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation claims that the secured obligations owing by RCL total more than $25 million.  Sun-Times has served materials seeking, inter alia, to stay that motion.

On January 25, 2007, the Ontario Superior Court of Justice commenced a hearing into a motion brought by the Ravelston Receiver seeking, among other things, approval of a plea agreement negotiated with the U.S. Attorney's Office in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, Conrad Black Capital Corporation "CBCC", White and PGWML.

On February 7, 2007, the Ontario Superior Court of Justice released its decision in respect of the motion brought by the Ravelston Receiver.  In this decision, the Ontario Superior Court of Justice granted the Ravelston Receiver's motion and authorized the Ravelston Receiver to enter into the plea agreement.  Black, CBCC, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Superior Court of Justice.  On March 5, 2007, the U.S. Court accepted RCL's guilty plea in accordance with the plea agreement.

(z)
In September 2004, Catalyst applied to the Ontario Superior Court of Justice for an order removing a majority of the Corporation's Board of Directors (including Black, Radler, Boultbee, Amiel-Black and White) on the basis that they had acted in a manner oppressive to the Corporation's minority shareholders.  Black resigned as a director and officer of the Corporation on November 2, 2004, immediately prior to the commencement of the hearing of the application.  On November 18, 2004, the Honourable Mr. Justice Campbell ordered the removal of three of the Corporation's directors, namely Amiel-Black, Boultbee and Radler.  White was subsequently removed from the Corporation's board of directors by order dated June 8, 2005 (the "Removal Order").  Black, Amiel-Black and Boultbee appealed the November 18, 2004 order, however, these appeals were ultimately abandoned.  White appealed the Removal Order.  White's appeal of the Removal Order was dismissed by the Ontario Court of Appeal in March 2006.

(aa)
On May 19, 2005, White commenced proceedings against the Corporation for an order, that the Corporation indemnify him for all costs, charges and expenses that he reasonably incurred in responding to the applications for his removal from the Corporation's board of directors.  By order dated June 8, 2005, the Honourable Mr. Justice Campbell dismissed White's application (the "Dismissal Order").  White's appeal of the Dismissal Order was also dismissed by the Ontario Court of Appeal in March 2006.

(bb)
On October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, the Honourable Madam Justice Wedge of the British Columbia Supreme Court refused an Application by the Corporation to extend this Mareva injunction.  The Corporation's motion for leave to appeal was dismissed.

(cc)
On July 6, 2006, counsel for Black served a demand letter on the Corporation demanding repayment of the sum of approximately $20.4 million advanced by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Chancery Court judgment dated June 28, 2004 (in respect of non-compete payments).  Black also demanded associated costs in the amount of $192,000, plus interest.  On December 13, 2006, Black served a Notice of Action and Statement of Claim on the Corporation pursuant to which Black seeks damages in the amount of these demanded repayments (see note 4(f)).

(dd)
On November 3, 2004, Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. commenced an action in the State of New York against Sugra (Bermuda) Limited ("Sugra Bermuda"), a subsidiary of Sun-Times, and the Corporation.  The action alleged that Sugra Bermuda defaulted under the terms of a 1995 aircraft lease agreement and that the Corporation is a guarantor of Sugra Bermuda's obligations under the lease.  The plaintiffs sought US$5.1 million in damages, plus interest at the rate of 18% per annum and attorney's fees.  On December 22, 2005, the Corporation settled the litigation with Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. and paid US$0.8 million as its share of the settlement.  The settlement and legal costs related thereto, aggregating $1.1 million, were expensed in 2004.

OVERVIEW OF SUN-TIMES MEDIA GROUP INC.

The Corporation's principal asset is its interest in Sun-Times, in which it held approximately 66.8% of the voting interest and 17.4% of the equity interest at the end of reporting periods in these consolidated financial statements.  The Corporation's percentage ownership in Sun-Times has increased to an approximate 70.1% voting interest and 19.7% equity interest at December 31, 2006 as a result of the implementation by Sun-Times of its stock repurchase program after the Corporation's March 31, 2006 reporting date.  Sun-Times is a newspaper publisher with assets that include the Chicago Sun-Times and a number of community newspapers in the Chicago area.

All of the Corporation's Sun-Times Class A shares are held in escrow in support of future retractions of its Series II preference shares.  All of the Corporation's Sun-Times Class B shares are pledged as security in connection with the Senior Notes.

In its financial statements in respect of periods ending on or before September 30, 2003, the Corporation accounted for its investment in Sun-Times using the consolidation method, as it exercised "control" over Sun-Times, as that term is defined in the CICA Handbook.  The business and affairs of the Corporation, Sun-Times and their respective subsidiaries were predicated on the fact that, as the majority shareholder of Sun-Times, the Corporation controlled Sun-Times.  However, during and following November 2003, certain events occurred that caused the Corporation to experience a loss of control over Sun-Times.

Sun-Times completed the sale of The Telegraph Group for approximately US$1.21 billion and the Palestine Post Limited (publisher of The Jerusalem Post and related publications) for approximately US$13.2 million in 2004.  On December 30, 2005, Sun-Times completed the sale of its 70% interest in Great West Newspaper Group Ltd. and its 50% interest in Fundata Canada Inc. for approximately US$40.5 million.

On February 6, 2006, Sun-Times completed the sale of substantially all of its remaining Canadian operating assets consisting of, among other things, approximately 87% of the outstanding units of HCNLP and all of the shares of Hollinger Canadian Newspapers GP Inc., Eco Log Environmental Risk Information Services Ltd. and KCN Capital News Corporation, for an aggregate sale price of US$106 million, of which approximately US$17.5 million was placed in escrow (US$18.4 million including interest and currency translation adjustments as of September 30, 2006).

Following the disposition of non-U.S. newspaper operations, the Sun-Times News Group provides all of Sun-Times' operating revenue.  The Sun-Times News Group consists of more than 100 newspapers and associated websites and news products in the greater Chicago metropolitan area.  The Sun-Times News Group's primary newspaper is the Chicago Sun-Times.

On October 18, 2006, Sun-Times issued a press release titled "Sun-Times Media Group Provides Outlook For 2006 Third Quarter Performance".  The release states that "[Sun-Times] expects that the weakness in the Chicago newspaper advertising market that [Sun-Times] experienced during the first two quarters of 2006 continued and accelerated through the third quarter".  As a result, the release states, "...[Sun-Times'] Board of Directors and management are considering a range of options to address the resulting significant shortfall in performance and cash flow, including a review of [Sun-Times'] dividend policy".  On December 13, 2006, Sun-Times announced that the Sun-Times Board had suspended Sun-Times' quarterly dividend of US$0.05 per share.

Sun-Times' Shareholders' Rights Plan ("Sun-Times  SRP")

On January 25, 2004, Sun-Times adopted the Sun-Times SRP.  The Sun-Times SRP is an anti-takeover device designed to deter direct or indirect acquisitions of Sun-Times stock beyond a specified percentage voting interest (in this case, 20%) without the approval of the Sun-Times Board of Directors.

Under the Sun-Times SRP, each Sun-Times shareholder holds a right, initially stapled to the Sun-Times Class A shares and Sun-Times Class B shares that becomes exercisable only in certain circumstances.  If a person becomes the "Beneficial Owner" of a 20% voting interest, that person becomes an "Acquiring Person" and the rights cease to be stapled and become exercisable.  Every shareholder, other than the Acquiring Person and its "Affiliates" and "Associates", then becomes entitled to purchase, for each right, $50 worth of Sun-Times Class A shares at 50% of the then prevailing market value.  The Acquiring Person's rights, together with those held by any Affiliate or Associate of the Acquiring Person, are voided so it cannot purchase discount stock with the result that it suffers massive dilution.

When the Sun-Times SRP was adopted, the Corporation, as the holder of more than a 20% voting interest, was excluded from the definition of "Acquiring Person" so that it would not immediately trigger the Sun-Times SRP and suffer dilution.  When RSM Richter Inc. ("Richter") became the receiver for RCL and RMI, the Sun-Times SRP was amended to exclude Richter from the definition of "Acquiring Person" as well, subject to certain conditions.

Although it is currently exempt from the definition of an "Acquiring Person", the Corporation will become an "Acquiring Person" if:

(a)	the Corporation ceases to be a subsidiary of RCL;

(b)	Richter or the Corporation purchases or otherwise becomes the beneficial owner of any additional shares of Sun-Times; or

(c)	Richter ceases to be the receiver for RCL.

If, as a result of the sale by Richter, as receiver for RCL, of the Common Shares or the issuance of additional shares by the Corporation, RCL were to cease to own a majority of the voting power of the Corporation, the Corporation would become an Acquiring Person, thereby triggering the Sun-Times SRP and its dilutive effect.

Under the Sun-Times SRP, ownership of shares of the Corporation can constitute deemed beneficial ownership of Sun-Times shares and thereby trigger the Sun-Times SRP.  This occurs in circumstances in which the Corporation becomes an Affiliate or Associate of one of its shareholders.  Determining whether someone has become an Acquiring Person requires the aggregation of the holdings of that person with its Affiliates and Associates.  By virtue of the size of the Corporation's holdings in Sun-Times, if anyone became an Affiliate or Associate of the Corporation, that person would automatically become an Acquiring Person under the Sun-Times SRP.  However, the Sun-Times SRP has a proviso to the definition of "Beneficial Ownership" that effectively limits deemed beneficial ownership in the case of "non-controlled" Affiliates and Associates.

Risks Related to Sun-Times' Business and the Industry

The following disclosure relating to Sun-Times and its subsidiaries is based in its entirety on publicly available documents filed by Sun-Times with securities regulatory authorities and other public sources.  Unless otherwise stated, such information is accurate as of December 31, 2005.  None of the following disclosure relating to Sun-Times has been independently verified by the Corporation.  The Corporation has no nominees on the Sun-Times Board and has no access to non-public information about Sun-Times.

The results of ongoing SEC investigations may have a material adverse effect on Sun-Times' business and results of operations.

Sun-Times has received various subpoenas and requests from the SEC and other government agencies in the United States and Canada seeking the production of documentation in connection with various investigations into Sun-Times' governance, management and operations.  Sun-Times is co-operating fully with these investigations and is complying with these requests.  On January 16, 2004, Sun-Times consented to the entry of a partial judgment and order of permanent injunction against it (the "Sun-Times Consent Order") pursuant to the complaint filed by the SEC in January 2004 (the "January 2004 SEC Action").  The Sun-Times Consent Order, among other things, enjoins Sun-Times from violating certain provisions of the U.S. Securities Exchange Act of 1934, including the requirements to file accurate annual reports on Form 10-K and quarterly reports on Form 10-Q and keep accurate books and records.  As part of the Sun-Times Consent Order, Sun-Times agreed that the SEC has the right to amend its complaint in the January 2004 SEC Action to assert that the conduct alleged in such action also violated other federal securities laws, including the anti-fraud provisions of the U.S. Securities Exchange Act of 1934, and to add allegations of other conduct the SEC believes to have violated federal securities laws.  Sun-Times cannot predict when these government investigations will be completed, nor can Sun-Times predict what the outcome of these investigations may be.  It is possible that Sun-Times will be required to pay material amounts in disgorgement, interest and/or fines, or that it will consent to or be subject to additional court orders or injunctions, or suffer other sanctions, each of which could have a material adverse effect on Sun-Times' business and results of operations.

Pending litigation could have a material adverse effect on Sun-Times.

Sun-Times is currently involved, either as plaintiff or as defendant, in several lawsuits, including: purported class actions brought by stockholders against it, certain former executive officers and certain of its former directors, the Corporation, RCL, other affiliated entities, Sun-Times' former legal counsel, Torys LLP, and Sun-Times' independent registered public accounting firm, KPMG USA; and several suits and counterclaims brought by Black and/or the Corporation.  In addition, Black has commenced libel actions against certain of Sun-Times' current and former directors, officers and advisors to whom Sun-Times has indemnification obligations.  Several of these actions remain in preliminary stages and it is not yet possible to determine their ultimate outcome.  There can be no assurance that the legal and other costs associated with the defense of all of these actions, the amount of time required to be spent by Sun-Times' management and the Sun-Times board of directors in these matters and the ultimate outcome of these actions will not have a material adverse effect on Sun-Times' business, financial condition or results of operations.

Sun-Times' senior management team is required to devote significant attention to matters arising from the actions of prior management.

The efforts of the current Sun-Times' senior management team and the Sun-Times board of directors to manage Sun-Times' business have been hindered at times by their need to spend significant time and effort to resolve issues inherited from and arising from the conduct of the prior Sun-Times' senior management team and the direct and indirect controlling shareholders.  To the extent the Sun-Times' senior management team and the Sun-Times board of directors will be required to devote significant attention to these matters in the future, this may have, at least in the near term, an adverse effect on operations.

Sun-Times' revenues are cyclical and dependent upon general economic conditions in its newspapers' target markets.

Advertising and circulation are Sun-Times' two primary sources of revenue.  Sun-Times' advertising revenues and, to a lesser extent, circulation revenues are cyclical and dependent upon general economic conditions in its newspapers' target markets.  Sun-Times' advertising revenue experiences seasonality with the first quarter typically being the lowest and the fourth quarter being the highest.  Historically, increases in advertising revenues have corresponded with economic recoveries while decreases, as well as changes in the mix of advertising, have corresponded with general economic downturns and regional and local economic recessions.  In addition, Sun-Times' dependency on advertising sales, which generally have a short lead-time, means that Sun-Times has only a limited ability to accurately predict future revenue and operating results.

Sun-Times has substantial potential tax liabilities.

Sun-Times' consolidated balance sheet as of December 31, 2005 includes US$920.5 million of accruals intended to cover contingent liabilities related to additional taxes and interest it may be required to pay in various tax jurisdictions.  A substantial portion of these accruals relate to the tax treatment of gains on the sale of a portion of Sun-Times' non-U.S. operations in prior years.  The accruals to cover contingent tax liabilities also relate to management fees, "non-competition" payments and other items that have been deducted in arriving at taxable income, which deductions may be disallowed by taxing authorities.  If those deductions were to be disallowed, Sun-Times would be required to pay additional taxes and interest since the dates such taxes would have been paid had the deductions not been taken, and it may be subject to penalties.  Sun-Times has stated that it will continue to record accruals for interest that it may be required to pay with respect to its contingent tax liabilities.

Although Sun-Times has stated that it believes it has defensible positions with respect to significant portions of these tax liabilities, there is a risk that Sun-Times may be required to make payment of the full amount of such tax liabilities.  Although these accruals for contingent tax liabilities are reflected in Sun-Times' consolidated balance sheet, if Sun-Times were required to make payment of the full amount, this could result in significant cash payment obligations.  The actual payment of such cash amount could have a material adverse effect on Sun-Times' liquidity and on Sun-Times' ability to borrow funds.

Sun-Times has substantial accruals for tax contingencies in a foreign jurisdiction; if payments are required, a portion may be paid with funds denominated in U.S. dollars.

Sun-Times' consolidated balance sheet at December 31, 2005 includes US$557 million of accruals for tax contingencies in a foreign jurisdiction.  The accruals are denominated in a foreign currency and translated into U.S. dollars at the period-end currency exchange rate effective as of each balance sheet date.  If Sun-Times was required to make payments with respect to such tax contingencies, it may be necessary for Sun-Times to transfer U.S. dollar-denominated funds to its foreign subsidiaries to fund such payments.  The amount of U.S. dollar-denominated funds that may need to be transferred will also depend upon the ultimate amount that is payable to the foreign jurisdiction and the currency exchange rate between the U.S. dollar and the foreign currency at the time or times such funds might be transferred.  Future currency rates cannot be predicted.  Changes in the exchange rate could have a material effect on Sun-Times' financial position, results of operations and cash flows particularly as it relates to the extent and timing of any transfers of funds.

Newsprint represents Sun-Times' single largest raw material expense and increases in the price of newsprint could decrease its net income.

Newsprint represents Sun-Times' single largest raw material expense and is its most significant operating cost, other than employee costs.  If newsprint prices remain at current levels or increase in the future and Sun-Times is unable to pass these costs on to its customers, such increases may have a material adverse effect on its results of operations.  Although Sun-Times has, in the past, implemented measures in an attempt to offset a rise in newsprint prices, such as reducing page width where practical and managing waste through technology enhancements, newsprint price increases have in the past had a material adverse effect on Sun-Times and may do so again in the future.

Competition in the newspaper industry originates from many sources.  The advent of new technologies and industry practices, such as the provision of newspaper content on free Internet sites, may decrease Sun-Times' sales or force Sun-Times to make other changes that harm its operating performance.

Revenue in the newspaper industry is dependent primarily upon advertising revenue and paid circulation.  Competition for advertising and circulation revenue comes from local and regional newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in Sun-Times' markets.  The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives in those markets.  Some of Sun-Times' competitors are larger and have greater financial resources than Sun-Times.  Sun-Times may experience price competition from newspapers and other media sources in the future.  In addition, newspapers competing in certain markets have added new, free publications that target similar demographics to those that are particularly strong for some of Sun-Times' newspapers.  Lastly, the use of alternative means of delivery, such as free Internet sites, for news and other content has increased significantly in the past few years.  Should significant numbers of Sun-Times' customers choose to receive content using these alternative delivery sources rather than its newspapers, Sun-Times may be forced to decrease the prices charged for its newspapers or make other changes in the way it operates, or Sun-Times may face a long-term decline in circulation, any or all of which may harm Sun-Times' results of operations and financial condition.

Sun-Times publications have experienced declines in circulation in the past and may do so in the future.

Certain of Sun-Times' publications have experienced declines in circulation.  Any significant declines in circulation Sun-Times may experience at its publications could have a material adverse impact on its business and results of operations, particularly on advertising revenue.  Significant declines in circulation could result in an impairment of the value of Sun-Times' intangible assets, which could have a material adverse effect on its results of operations and financial position.

If Sun-Times fails to implement its business strategy, its business will be adversely affected.

Sun-Times' future financial performance and success are dependent in large part upon its ability to successfully implement its business strategy.  There is a risk that Sun-Times will not be able to successfully implement its business strategy or be able to improve its operating results.  In particular, there is a risk that Sun-Times will not be able to increase circulation of its publications, obtain new sources of advertising revenues, generate additional revenues by building on the brand names of its publications or raise the cover prices of its publications without causing a decline in circulation.  Furthermore, any growth through acquisitions and investments will be dependent upon identifying suitable acquisition or investment candidates and successfully consummating such transactions and integrating the acquired operations at reasonable costs.  Sun-Times may not successfully integrate any acquired businesses and may not achieve anticipated revenue and cost benefits.  Such acquisitions and investments may require additional funding which may be provided in the form of additional debt, equity financing or a combination thereof.  There is a risk that any such additional financing will not be available to Sun-Times on acceptable terms or at all.

Implementation of Sun-Times' business strategy could be affected by a number of factors beyond its control, such as increased competition, general economic conditions, legal developments or increased operating costs and expenses.  In particular, there has been a recent trend of increased consolidation among major retailers, including as a result of bankruptcies of certain retailers.  This trend may adversely affect Sun-Times' results of operations by reducing the number of advertisers using its products and increasing the purchasing power of the consolidating retailers, thereby leading to increased margin pressure on its advertising revenues.

Any failure by Sun-Times to successfully implement its business strategy may adversely affect its ability to pay dividends on its common shares.  Sun-Times may, in addition, decide to alter or discontinue certain aspects of its business strategy at any time.

Sun-Times may experience labour disputes, which could slow down or halt production or distribution of its newspapers or other publications.

As of September 30, 2006, approximately 35% of the Sun-Times News Group's employees were covered by collective bargaining agreements.  Contracts covering approximately 46% of union employees will expire or are being negotiated in the 12 months following September 30, 2006.  While there have been no work stoppages at any of the Sun-Times News Group's newspapers in the past five years, a work stoppage or strike may occur prior to the expiration of the current labour agreements or during negotiations of new labour agreements or extensions of existing labour agreements.  Work stoppages or other labour-related developments could slow down or halt production or distribution of the newspapers, which would adversely affect Sun-Times' results of operations.

A substantial portion of Sun-Times’ operations is concentrated in one geographic area.

With the sale of the Telegraph Group in July 2004, The Jerusalem Post in December 2004, and the Canadian newspapers in late 2005 and early 2006, Sun-Times' revenue and business activities are concentrated principally in the greater Chicago metropolitan area.  As a result, Sun-Times' revenue is dependent on economic and competitive factors affecting the greater Chicago metropolitan area.

Risk Factors

The risk factors affecting the Company have been described in the Annual Information Form dated March 7, 2007.

2006-2007 OUTLOOK

The Financial Statements were prepared in accordance with GAAP using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several adverse conditions cast substantial doubt upon the validity of this assumption and as a result, realization of assets and discharge of liabilities are subject to significant uncertainty.

The Corporation is a  holding company and  its principal asset is its approximately 70.1% voting and 19.7% equity interest in Sun-Times.  The Corporation also owns a portfolio of commercial real estate in Canada. Currently, the Corporation's monthly cash outflows (principally related to interest on the Notes and legal and advisory fees) exceed cash inflows (principally related to Sun-Times dividends and interest).  As a result, the Corporation's ability to meet its future financial obligations is dependent upon the availability of cash flows from its investment in Sun-Times and from its real estate assets, and reductions in the current level of legal and advisory costs related to litigation and claims.  The Corporation ceased to receive financial support from RMI, to fund its potential cash shortfalls and pay its liabilities as they fall due and RMI was placed in receivership in April 2005.  In 2006, Sun-Times suspended the payment of dividends.

The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the Indentures (see note 9), contingent liabilities related to various disputes, investigations and legal proceedings (see notes 12, 13 and 14).  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption is not appropriate for these financial statements, then adjustments will be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

RELATED PARTY TRANSACTIONS

Information with respect to related party transactions has been reproduced from note 4 to the Corporation's financial statements.

Amounts due from and due to related parties are comprised as follows:

	March 31, 2006	December 31, 2005	December 31, 2004
Amounts due from:
RCL, a parent company (a) and (b)	$23, 923	$23,545	$16,377
RMI (b)	–	–	–
Sun-Times and its subsidiaries (c) and (d)	2,412	2,445	47,533
Former directors and other related parties	341	343	332
	26,676	26,333	64,242
Provision for doubtful amounts due	(25,837)	(25,457)	(18,167)
	$839	$876	$46,075
Amounts due to:
Former directors under share unit plan (g)	$327	$331	$527
Disputed amount due to Black (f)	21,921	21,259	19,478
Sun-Times and its subsidiaries (c) and (d)	37,618	36,368	32,774
Disputed amounts due to Sun-Times relating to indemnities of former directors and officers (e)	8,949	9,428	10,223
Disputed amounts accrued for severance and unpaid fees of former directors (h)	2,334	2,334	–
Amounts accrued for Catalyst claim (i)	3,975	3,475	1,850
Other related parties	493	493	493
	$75,617	$73,688	$65,345

Amounts due to/from related parties have been included in current assets and current liabilities, respectively.  Transactions with related parties  are measured at the exchange amount.

Related party interest income and interest expense amounts are comprised as follows:

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Interest income - related parties:
RCL (a) (i)	$–	$–	$319
Former directors (n)	–	–	56
	$–	$–	$375
Interest expense - related parties:
Non-compete interest - Sun-Times (f)	$–	$–	$723

Black (f)	650	2,485	1,089
Sun-Times (c) (i)	1,220	4,714	4,404
	$1,870	$7,199	$5,493

(a)	This balance relates primarily to the following:

(i)
three loans were made to RCL in the principal amounts of $4.7 million, $4.8 million and $5.2 million, by Domgroup to assist RMI, a subsidiary of RCL, in meeting its obligations to the Corporation under the Support Agreement and thereby assist the Corporation in meeting its obligations under the Indentures (note 9).  Each of the loans is evidenced by a demand promissory note bearing interest at the prime lending rate plus 4% per annum, calculated and payable monthly, and secured pursuant to a general security agreement of RCL.  The principal amounts of these loans and accrued interest thereon remain outstanding. Demand has been made for repayment of these amounts.  Because collectibility of the loans is uncertain, the loans receivable have been fully provided for in the Financial Statements and interest income – related party has been recorded on a cash basis; and

(ii)
expenses of approximately $7.0 million incurred in connection with the Strategic Transaction, which RCL agreed to reimburse to the Corporation pursuant to a reimbursement agreement.  Demand has been made for repayment of this amount. RCL's obligation to reimburse the Corporation is secured by a general security agreement.  The amount due from RCL in connection with the Strategic Transaction was $7.0 million at March 31, 2006 and December 31, 2005 and $1.1 million at December 31, 2004.

(b)
This balance is due in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement do not accrue interest and are unsecured obligations of RMI.  Pursuant to the Contribution Agreement, RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of RCL's shares of RMI.

This balance is due in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement do not accrue interest and are unsecured obligations of RMI.  Pursuant to the Contribution Agreement, RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of RCL's shares of RMI.

On April 20, 2005, RCL and RMI were each granted protection (the "Ravelston CCAA and Receivership Order") under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and the Courts of Justice Act (Ontario) ("CJA").  The receiver and manager (the "Ravelston Receiver") under this order is RSM Richter Inc. (see note 14(c)).

Collectibility of the amounts described in (a) and (b) above is uncertain due to the financial difficulties of RCL and RMI attributable to the commencement of various legal actions against it in 2003 that eventually culminated in the commencement of CCAA proceedings, as well as disputes between the parties as to the calculation of certain amounts due to the Corporation.  As a result,  full provision for doubtful amounts receivable and the reversal of amounts recorded in contributed surplus but not received have been recorded in these accounts.

On March 10, 2003, the date the Corporation issued the Senior Notes, RMI entered into the Support Agreement with the Corporation under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation or subordinated debt.  The Corporation, RMI and RCL also entered into the Contribution Agreement in this regard.  Under the terms of the Contribution Agreement and following the repayment of certain related parties loans, all support payments received during 2003 and 2004 have been treated as a contribution of capital and included in contributed surplus. The amount of the annual support payments is equal to the greater of (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), or (b) US$14 million per year (less any future payments of services agreement fees directly to the Corporation, and any excess in the net dividend amount received by the Corporation on the shares of Sun-Times that is over US$4.7 million per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Corporation.  The timing of payment of such support amount on a quarterly basis is defined in the Indentures to be within 45 days after each of the first three quarters of the year and within 90 days of the last quarter of the year. The Support Agreement terminates upon the repayment in full of the Notes.  The obligations under the Support Agreement are subject to dispute with RMI.

(c)
This balance includes an amended promissory note of the Corporation in favour of Sun-Times dated March 10, 2003 in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind) for an aggregate of $35.6 million (US$30.5 million) at March 31, 2006, $34.3 million (US$29.4 million) at December 31, 2005, and $30.7 million (US$25.5 million) at December 31, 2004.  Interest is calculated quarterly and the principal is payable on demand after March 2, 2011.  The Corporation paid $0.8 million (US$0.7 million) through August 31, 2003 and no further interest payments have been made to Sun-Times.  Interest continues to be accrued.  Certain covenants under the Senior Notes restrict payment of interest.  This promissory note is also secured by a pledge of the Corporation's Contribution Agreement with RCL and RMI.  The promissory note is guaranteed by RCL and secured by its receivables under RCL's management services agreement with CanWest Global Communications Corp. ("CanWest"). The Corporation understands that such RCL/CanWest management services agreement was terminated in May 2005.  All amounts owing under the note are subordinated to the Notes.

On March 10, 2003, Sun-Times repurchased for cancellation 2,000,000 Sun-Times Class A Shares from the Corporation at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million).  Sun-Times also redeemed from the Corporation, pursuant to a redemption request, all of the 93,206 outstanding shares of its Series E redeemable convertible preferred stock at the fixed redemption price of $146.63 per share for total proceeds of $13.6 million (US$9.3 million). These transactions were completed in conjunction with the Corporation closing the private placement of the $120 million tranche of Senior Notes issued March 10, 2003.

Proceeds from the repurchase and redemption were offset against debt due to Sun-Times from the Corporation, resulting in net outstanding debt due to Sun-Times of approximately $29.9 million (US$20.4 million) as of March 10, 2003.

The debt due to Sun-Times represented amounts loaned by Sun-Times to the Corporation in connection with the cash purchase by the Corporation of special shares of Hollinger Canadian Publishing Holdings Inc., a subsidiary of Sun-Times, in 1997.  In 2001, the special shares were exchanged for cash.

The Corporation and Sun-Times previously reported that a committee of independent directors of Sun-Times had agreed to a partial subsequent offset of the remaining US$20.4 million of debt against amounts owed by Sun-Times to RMI and further stated that the offset was effected April 30, 2003. Although the Corporation believed final approval had been given for the offset by the committee of independent directors of Sun-Times, the committee advised that final approval of any offset was subject to appropriate due diligence and receipt of an independent fairness opinion. Upon completion of its due diligence review, the committee decided to withhold approval of the subsequent partial offset.

As a result of an understanding that the subsequent partial offset had been completed on April 30, 2003, the Corporation did not pay interest on the principal amount of the debt due to Sun-Times that had been partially offset.  RCL did not make the payment of US$0.6 million due on June 30, 2003 into a cash collateral account of Sun-Times securing the debt. Since that time, the Corporation has not paid interest on the principal amount that remained after the subsequent partial offset and RCL has made no further payments to the cash collateral account.

Sun-Times has been advised by the Corporation and RCL that, as the terms of the initial offset were established in contemplation of the subsequent partial offset occurring, the Corporation and RCL wish to renegotiate the terms of the debt, particularly with respect to interest rates on each of the amounts contemplated for subsequent offset.  No such discussions have yet taken place.

(d)
Included in this amount is US$0.4 million due from Palestine Post Limited ("PPL"), the publisher of The Jerusalem Post and a subsidiary of Sun-Times until its sale in December 2004.  Prior to December 2004, the Corporation paid expenses on behalf of PPL, which were recorded as amounts due from related parties, as well as administered the settlement of management fee charges by RCL to PPL.  Cash received by the Corporation from PPL was applied first to repay intercompany amounts between RCL and PPL and any remainder was applied to amounts due to the Corporation.  At March 31, 2006, December 31, 2005 and December 31, 2004, the Corporation had an amount due from PPL of US$0.4 million, which has been fully provided in these accounts.

(e)
The Corporation has accrued  approximately $8.9 million at March 31, 2006, $9.4 million at December 31, 2005 and $10.2 million at December 31, 2004 relating to  legal fees incurred by Black, the controlling shareholder of RCL and the Corporation's former Chairman and Chief Executive Officer, and Radler, a shareholder of RCL and former President and Director of the Corporation, and other former officers and directors, the reimbursement of which is being sought from the Corporation under the terms of the Corporation's alleged indemnity of these former directors and officers.  This amount reflects management's estimate of future claims under the terms of these indemnities.  The Corporation disputes its obligation to make any payments under the terms of these indemnities (see note 12(k)).

(f)
Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004, the Corporation and Black were ordered to jointly pay Sun-Times an aggregate of US$16.55 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this Order, of which US$15.3 million was paid by Black and US$6.0 million was paid by the Corporation.  Black has demanded repayment from the Corporation of the amount paid by him plus interest.  The Corporation disputes any obligation to make restitution to Black (see note 14(g)).  Although the Corporation disputes Black's claim for restitution of amounts paid by him and believes that, in any event, it has a valid basis for offsetting any such amount against various unrecorded amounts contingently owing to it from Black, the consolidated balance sheets include a liability to Black for such balance, plus interest accrued at the rate of 12% per annum, which the Corporation understands was the interest rate incurred by Black to finance the payment. The amounts contingently owing to the Corporation by Black include amounts claimed in respect of the non-compete payments.

(g)
Effective February 24, 1999, directors of the Corporation were permitted to elect up to 100% of total fees to which they were entitled be paid in the form of deferred share units under the Directors' Share Unit Plan, as amended (the "DSUP").  For a director that elected to participate, deferred share units equal to the number of the Corporation’s common shares that could have been purchased in the open market was credited to an account maintained by the Corporation for that director under the DSUP.

Deferred share units are to be paid to the director no later then December 31 of the year following the calendar year in which the director ceased to serve, based on the market value of the Common Shares on the date of the payment.  All amounts outstanding relate to former directors.

(h)
By notice of motion filed October 18, 2005, the Corporation brought a motion for directions of the Ontario Superior Court of Justice in order to commence an action against its certain former directors of the Corporation to recover excessive remuneration.  In addition, the Corporation is seeking to recover $1.2 million in severance payments, to defend a further claim of $1.8 million made by the former directors for alleged unpaid compensation and to recover $6 million put in an indemnification trust for the benefit of the former directors (see note 3(c)).  One of the five former directors has commenced an action against the Corporation claiming $600,000 in severance and indemnification of legal expenses.  On January 19, 2007, four of the former directors (Walker, Carroll, Metcalfe and Wakefield) issued a Statement of Claim against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.  The entitlement of the former directors to these amounts (other than punitive damages) is already before the Ontario Superior Court of Justice as part of the Corporation's motion to review the compensation of the former directors.  Pending resolution of these matters, the $1.8 million and unpaid fees and compensation relating to certain former directors has been accrued in the 2005 and 2006 financial statements. As more particularly described in paragraph (n) under the caption "Contingencies and Legal Matters", these proceedings have been settled.

(i)
The Corporation received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the Inspectorship and litigation in which the Corporation and Catalyst were parties.  The Corporation has accrued the full amount of this demand in its financial statements.  Of the full amount, $1.9 million was accrued and expensed to professional fees in the 2004 financial statements, an additional $1.6 million was accrued and expensed in 2005 and an additional $0.5 million was accrued and expensed in the three-month period ending March 31, 2006 for an aggregate accrual of $4.0 million.  At this time, the Corporation has not agreed to pay these costs and  the Corporation's board of directors is  considering this demand.

Other Related Party Transactions

(j)
Effective December 23, 2003, the Corporation entered into a consulting agreement with PGWML, a corporation controlled by White, a director and executive officer of the Corporation until June 8, 2005.  The consulting agreement, which provided that White render various services to the Corporation, was terminated effective May 31, 2005.  In connection with services provided under the consulting agreement, PGWML received $75,000 per month.  The following amounts were incurred in respect of such services and are included in general and administrative expenses:

Three months ended March 31, 2006	Nil

Year ended December 31, 2005	$397

Year ended December 31, 2004	$900

(k)
RCL and RMI used the Corporation's offices at 10 Toronto St., Toronto, Ontario until May 31, 2005 and paid no rent for the 2004 year and the five months ended May 31, 2005.  During 2003, the Corporation recorded income of $1.7 million from RCL, representing the operating costs of the Corporation's head office.  All but $42,000 of this amount has been collected from RCL.

(l)	Certain employees of the Corporation provided services to RCL, RMI and Argus, a parent company, until May 31, 2005.

Many employees of the Corporation are former employees of RMI.  Employment contracts for these employees were transferred to the Corporation effective January 1, 2004.  The employees retained all seniority, pension benefits and other entitlements earned while at RMI and remain beneficiaries under RCL's pension plan. The pension plan is now under the control of an administrator appointed by the Financial Services Commission of Ontario.  The Corporation is unable to determine and no agreement has been made between RCL, RMI and the Corporation as to their respective legal obligations in respect of the RCL pension plan.

(m)
In June 2004, Domgroup advanced $1.1 million to RCL on a secured basis, evidenced by a promissory note.  The loan was not approved by the board of directors of the Corporation prior to the advance of the funds.  The loan was repaid with interest at the prime rate plus 8% per annum in September 2004. Interest income of approximately $36,000 was received and recorded in 2004 in respect of this loan.

(n)
During the 1999-2002 fiscal periods, there were a number of non-interest bearing advances and repayments between the Corporation and related parties.  All amounts had been repaid by December 31, 2004, with the exception of $492,500 owing by 10 Toronto Street Inc. ("TSI") to RCL.  It does not appear that these advances were evidenced by promissory notes between the parties or that appropriate approvals were obtained.

(o)
In 2004 (through June 30, 2004), directors' and officers' insurance coverage was provided under master policies that covered directors and officers of the Corporation, its subsidiaries (excluding Sun-Times), RCL and its other subsidiaries.  The expense allocated to the Corporation relating to the insurance coverage amounted to $566,000 in 2004 and is included in general and administrative expenses.

(p)
The Corporation made loans to certain of its directors in connection with the subscription for convertible preference shares pursuant to its now-expired executive share purchase plan. In November 1997, these loans were assumed by Domgroup. In 1999, the Corporation also made loans to companies controlled by certain directors and executive officers of the Corporation in connection with the initial public offering of HLP Units by Hollinger L.P.  All amounts were repaid in 2004.  The following table sets out certain information relating to such loans for each individual who was, or at any time during the fiscal year ended December 31, 2004 was, a director or executive officer of the Corporation and each associate of any such director or executive officer:

Name and Principal Position	Involvement of Corporation or Subsidiary (1)(2)	Largest Amount Outstanding during 2004	Security for Indebtedness (3)
Black	Domgroup as lender	$3,454	735,280 Series II preference shares (6)
	Corporation as lender	$ 194	50,000 HLP Units (4)
Radler	Domgroup as lender	$2,502	577,720 Series II preference shares (6)
	Corporation as lender	$ 202	50,000 HLP Units (4)

Notes:

(1)
The loans made by the Corporation and assigned to Domgroup were non-interest bearing prior to the conversion of the preference shares subscribed for to Series II preference shares. All preference shares subscribed for under the purchase plan have been converted and the Series II preference shares resulting from these conversions were held in trust by RCL for the benefit of the subscribers. From October 1, 1998, the loans made by the Corporation and assigned to Domgroup bore interest at the prime rate plus 1/2% per annum and were secured by a pledge of the Series II preference shares resulting from the conversion of the preference shares issued under the purchase plan.

(2)	From April 13, 1999, the loans secured by a pledge of the Units bore interest at the prime rate plus 1/2% per annum.

(3)	The number of Series II preference shares and Units that were pledged as security for the indebtedness.

(4)	The Units were beneficially owned by Conrad Black Capital Corporation, a company controlled by Black.

(5)	The Units were beneficially owned by F.D. Radler Ltd., a company controlled by Radler.

(6)
On March 4, 2004, the 735,280 and 577,720 Series II preference shares beneficially owned by Black and Radler, respectively, and pledged as set out in the table above, were sold and a portion of the proceeds from such sales were applied to repay in full the loans owing to Domgroup and the Corporation.

(q)
On February 7, 2006, the Ontario Superior Court of Justice approved an agreement between TSI and the Ravelston Receiver.  The agreement amends an agreement entered into between TSI and Argus made as of June 30, 1986 granting Argus an option to purchase and a right of first refusal with respect to the real property located at 10 Toronto Street.  The agreement provided for the early expiration of the option and the termination of the right of first refusal.

(r)
In 2003, the Corporation was charged $1.7 million relating to the allocation of aircraft costs and included as general and administrative expenses in the financial statements for the 2003 fiscal year.  No amounts  have been expensed in the financial statements for the 2004, 2005 and 2006 financial years.

(s)
On January 16, 2007, the Corporation announced that Randall C. Benson ("Benson") would be stepping down as Chief Restructuring Officer of the Corporation after a short transition period, following which Wes Voorheis ("Voorheis"), a director of the Corporation and Chairman of the Litigation Committee, would be appointed Chief Executive Officer.  Pursuant to the Advisory Agreement Memorandum of Agreement ("Advisory Agreement MOA"), Benson will cease to serve as the Chief Restructuring Officer of the Corporation not later than March 7, 2007 and at such time the Advisory Agreement will terminate.  The Advisory Agreement MOA also provides that in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement, the Corporation will pay 1379074 Ontario Ltd. ("Benson Consulting") $1.0 million and be released from any claims by Benson or Benson Consulting.  On January 15, 2007, the Corporation and VC&Co. Incorporated, a corporation controlled by Voorheis, entered into an engagement agreement, pursuant to which Voorheis agreed to act as a senior executive of the Corporation subject to the satisfaction of certain conditions.

EMPLOYEE FUTURE BENEFITS

Information with respect to post-retirement benefits has been reproduced from Note 10 to the Corporation's financial statements, as follows.

Defined benefit pension plans

The Corporation sponsors two defined benefit pension plans for certain former employees related to the Corporation's prior ownership of Willett Foods.  Both plans are fully funded and no employer contributions are currently required to be made to these plans.  All participants are vested or are in receipt of pension payments and there are no participants currently accruing benefits.  While the plans are in fully funded status, the Corporation has not recorded an asset in these financial statements as the Corporation's right to use of any surplus on plan termination is unclear.

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 5.25% for 2006, 5.75% for 2005 and 6.00% for 2004.

The following information summarizes the activity in these plans for the three months ended March 31, 2006 and for the years ended December 31, 2005 and 2004

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Benefit obligation
Accumulated post-retirement benefit obligation at beginning of period	$374	$434	$411
Interest cost	4	20	22
Actuarial (gains) losses	(12)	35	30
Benefits paid	(47)	(115)	(29)
Accumulated post-retirement benefit obligation at end of period	$319	$374	$434

Plan assets
Fair value of plan assets at beginning of period	$897	$1,008	$1,028
Actual return on plan assets	(7)	4	9
Benefits paid	(47)	(115)	(29)
Fair value of plan assets at end of period	$843	$897	$1,008

Funded Status
Benefit obligation at end of period	$(319)	$(374)	$(434)
Fair value of plan assets at end of period	843	897	1,008
Funded Status - Surplus	524	523	574
Valuation allowance	(524)	(523)	(574)
Accrued benefit asset, net of valuation allowance	$–	$–	$–

Health and welfare benefits and supplementary retiree payments

Certain of the Corporation's subsidiaries provide post-retirement benefits to certain employees and former employees, principally related to the Corporation's prior ownership of Dominion Stores Limited.

The components of net period post-retirement (benefit) cost for the three months ended March 31, 2006 and for the years ended December 31, 2005 and December 31, 2004 are as follows:

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Service cost	$–	$–	$–
Interest cost	125	541	611
Amortization of (gains) losses	(193)	461	(512)
Settlement/curtailment	–	–	–
Net period post-retirement cost (benefit)	$(68)	$1,002	$99

The table below sets forth the reconciliation of the accumulated post-retirement benefit obligation as of March 31, 2006, December 31, 2005 and December 31, 2004.

	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Accumulated post-retirement benefit obligation at beginning of period	$10,082	$9,846	$10,816
Interest cost	125	541	611
Actuarial (gains) losses	(193)	461	(512)
Benefits paid	(177)	(766)	(1,069)
Accumulated post-retirement benefit obligation, at end of period	$9,837	$10,082	$9,846

There were no assets held in support of the post-retirement obligations at the end of each reporting period.

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 5.25% for 2006, 5.00% for 2005 and 5.75% for 2004.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. If the health care cost trend rate increased by 1%, the accumulated post-retirement benefit obligation as of March 31, 2006, December 31, 2005 and December 31, 2004 would have increased $577,000, $590,000 and $579,000, respectively.  The effect of this change on the aggregate of service and interest cost for the 2006, 2005 and 2004 fiscal years would have been an increase of $8,000, $34,000 and $37,000, respectively.  If the health care cost trend rate decreased by 1%, the accumulated post-retirement benefit obligation as of March 31, 2006, December 31, 2005 and December 31, 2004 would have decreased by $507,000, $519,000 and $511,000, respectively.  The effect of this change on the aggregate of service and interest cost for the 2006, 2005 and 2004 fiscal years would have been a decrease of $7,000, $30,000 and $32,000, respectively.

SUBSEQUENT EVENTS

(b)
On July 13, 2006, Stanley M. Beck, Chairman of the board of directors of the Corporation, and Randall C. Benson, CRO and a director of the Corporation, submitted their resignations from the Sun-Times board of directors.

(c)
As disclosed in note 14(b), on August 18, 2006, the Corporation brought a Motion, without notice, against Black and Amiel-Black.  On the same date, the Ontario Superior Court of Justice granted a Mareva injunction order against Black, Amiel-Black and entities controlled by them.  On September 29, 2006, the Ontario Superior Court of Justice issued a consent order that continues to freeze the assets of Black, Amiel-Black and entities controlled by them subject to the terms of a confidential settlement agreement. The consent order replaces the order previously granted by the Court and is designed to preserve the assets of Black, Amiel-Black and entities controlled by them pending resolution of claims which have been filed against them by the Corporation and certain of its subsidiaries.

(d)	On September 1, 2006, the Corporation paid US$6.0 million of interest on the Senior Notes. While there are certain continuing defaults under the Senior Notes, there are no payment defaults.

(e)
On October 18, 2006, Sun-Times issued a press release titled "Sun-Times Media Group Provides Outlook For 2006 Third Quarter Performance".  The release states that "[Sun-Times] expects that the weakness in the Chicago newspaper advertising market that [Sun-Times] experienced during the first two quarters of 2006 continued and accelerated through the third quarter".  As a result, the release states, "...[Sun-Times'] Board of Directors and management are considering a range of options to address the resulting significant shortfall in performance and cash flow, including a review of [Sun-Times'] dividend policy".  On December 13, 2006, Sun-Times announced that its board of directors has voted to suspend Sun-Times' quarterly dividend of five cents ($0.05) per share.

(f)
As disclosed in note 14(f), on October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, the Honourable Madam Justice Wedge of the British Columbia Supreme Court refused an Application by the Corporation to extend this Mareva injunction.  The Corporation's motion for leave to appeal was dismissed.

(g)
On October 31, 2006, Domgroup entered into an agreement to sell the real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million. Pursuant to the sale, Domgroup received cash of $9.8 million, together with a vendor take-back mortgage.  The mortgage is interest-free for the period from October 31, 2006 to October 31, 2008, and thereafter earns interest at 4.95%, calculated and payable quarterly.  The whole of the principal sum of $9.8 million is due on October 31, 2009 with interest receivable on the last day of each of January, April, July and October 2009, the first payment of which becomes due on January 31, 2009.

(h)	In December 2006, TSI has entered into an agreement to sell the property at 10 Toronto Street to Morgan Meighen & Associates for $14 million. The sale is scheduled to close in May 2007.

(i)
As disclosed in note 14(g), on December 13, 2006, Black served a notice of action and statement of claim on the Corporation pursuant to which Black seeks damages in the amount of approximately $20.4 million and associated costs in the amount of $192,000, plus interest, relating to amounts advanced by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Chancery Court judgment dated June 28, 2004 in respect of the non-competition payments.

(j)
On January 16, 2007, the Corporation announced that Benson would be stepping down as CRO of the Corporation after a short transition period, following which Voorheis, a director of the Corporation and Chairman of the Litigation Committee, would be appointed Chief Executive Officer.  Pursuant to the Advisory Agreement MOA, Benson will cease to serve as the CRO of the Corporation not later than March 7, 2007 and at such time the Advisory Agreement will terminate.  The Advisory Agreement MOA also provides that in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement, the Corporation will pay Benson Consulting $1 million.  On January 15, 2007, the Corporation and VC & Co. Incorporated, a corporation controlled by Voorheis, entered into the Voorheis Engagement Agreement, pursuant to which Voorheis agreed to act as senior executive of the Corporation subject to the satisfaction of certain conditions.

(k)
On January 19, 2007, four of the former directors (Walker, Carroll, Metcalfe and Wakefield) issued a Statement of Claim action against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.  The entitlement of the former directors to these amounts (other than punitive damages) is already before the Ontario Superior Court of Justice as part of the Corporation's motion to review the compensation of the former directors.

(l)
On January 22, 2007, the Corporation and its wholly owned subsidiary Domgroup served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation and Domgroup seek an order confirming the secured obligations owed by RCL to the Corporation and Domgroup and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation and Domgroup claim that the secured obligations owing by RCL total more than $25 million.  Sun-Times has served materials seeking, inter alia, to stay that motion.

(m)
On January 25, 2007, the Ontario Superior Court of Justice commenced a hearing into a motion brought by the Ravelston Receiver seeking, among other things, approval of a plea agreement negotiated with the U.S. Attorney's Office in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, CBCC, White and PGWML.

(n)
On February 7, 2007, the Ontario Superior Court of Justice released its decision in respect of the motion brought by the Ravelston Receiver.  In this decision, the Ontario Superior Court of Justice granted the Ravelston Receiver's motion and authorized the Ravelston Receiver to enter into the plea agreement.  Black, CBCC, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Superior Court of Justice.  On March 5, 2007, the U.S. Court accepted RCL's guilty plea in accordance with the plea agreement.

(o)
On January 31, 2007, Domgroup Ltd., a wholly owned subsidiary of the Corporation, sold the real property located at 280 Hurontario Street, Collingwood, Ontario to Charis Developments Ltd. for $2.81 million.

(p)
On February 14, 2007, the Corporation, filed a Schedule 13D with the United States Securities and Exchange Commission in respect of its shareholdings in Sun-Times.  The Schedule 13D filing states in part:

[The Corporation is] considering proposing changes to the Board of Directors of [Sun-Times] (other than with respect to the Special Committee of the Board of Directors), including nominating one or more members to the Board of Directors of [Sun-Times] and voting all of [its] shares of Class A Common Stock and Class B Common Stock in favor of such nominee or nominees.  As of the date hereof, none of the current members of the Board of Directors of [Sun-Times] were nominated by [the Corporation].

On an on-going basis, [the Corporation] expect[s] to consider and evaluate the alternatives available with respect to [its] investment in [Sun-Times] to enhance and maximize value for all shareholders and other stakeholders of Hollinger (which alternatives may include proposing changes to the Board of Directors of [Sun-Times] (other than with respect to the Special Committee of the Board of Directors) and seeking representation on the Board of Directors of [Sun-Times]).  [The Corporation has] in the past engaged, and may from time-to-time in the future engage, in discussions with the management and other representatives of [Sun-Times], as well as other shareholders of [Sun-Times], regarding [Sun-Times]'s business and operations, [Sun-Times]'s strategic plan and other matters.

(q)
On February 26, 2007, the Corporation announced that it entered into an agreement to settle all of its disputes with five of its former directors (Walker, Carroll, Metcalfe, Wakefield and Vale), more particularly described in note 12(n) and 19(k).

Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors holding an aggregate of $8.2 million in cash have been collapsed.  An aggregate of $1.25 million was paid to the former directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6.0 million for unpaid directors fees.  An additional $0.7 million was paid out of the trusts towards the legal fees and disbursements of the former directors.  The balance of approximately $6.0 million was returned to the Corporation.  All legal proceedings between the parties will be dismissed and the parties have released each other from all claims.

(r)
On February 27, 2007, the final disbursement of escrow funds under the escrow agreement with the SEC (discussed in note 3(a)) occurred.  As a result, the agreement was not extended and has terminated in accordance with its terms.

(s)
At the close of business on March 1, 2007, the closing trading price of the Class A Shares of Sun-Times was US$5.41.  Based on this trading price, the market value of the Corporation's holdings in Sun-Times was US$85.3 million.  As of March 1, 2007, there was approximately US$81.1 million aggregate collateral securing the US$78.0 million principal amount of the Senior Notes and the US$15.0 million principal amount of the Second Priority Notes outstanding.

ACCOUNTING CHANGES

Financial instruments

Effective January 1, 2004, except as described below as relating to the investment in Sun-Times, the Corporation adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855 ("Section 3855"), Financial Instruments—Recognition and Measurement, and CICA Handbook Section 3865, Hedges. These new standards contain comprehensive requirements for the recognition and measurement of financial instruments, the treatment of financing costs and the application of hedge accounting may be applied. CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

The primary impact on the consolidated financial statements resulting from the adoption of the new standards, being the fair value adjustment to the Corporation's investment in Sun-Times (see note 5), is already reflected in the retained earnings at January 1, 2004 as the Corporation adopted the accounting standards of Section 3855 with effect from January 1, 2003 with respect to its investment in Sun-Times. Accordingly, the only impact on the 2004 consolidated financial statements resulting from the adoption of the new standards is an increase in the deficit of $13 million to reflect the write-off of the unamortized balance of deferred financing costs related to the Corporation's long-term debt (see note 9). The carrying value of the Corporation's Series II preference shares at January 1, 2004 approximated their fair values.

Adoption of Section 3855 requires the Corporation to account for the change in accounting policy such that the deficit at January 1, 2004 be presented as if the investment in Sun-Times had been recorded on a cost basis as at December 31, 2003 with the fair value adjustment relating to the implementation of Section 3855 being presented separately as a restatement of deficit, as originally reported.  However, the Corporation has presented its deficit at January 1, 2004 reflecting the investment in Sun-Times at fair value and not on a cost basis.  The Corporation has not separately presented, as an adjustment to deficit at January 1, 2004, the effects of the fair value adjustment relating to the implementation of Section 3855 with respect to its investment in Sun-Times.

Stock-based compensation

Effective January 1, 2004, the Corporation adopted, on a prospective basis, CICA Handbook Section 3870, Stock Based Compensation and Other Stock Based Payments. Under this standard, the Corporation is required to account for grants under its employee stock option plan using the fair value based method of accounting for stock based compensation. The adoption of the new standard had no impact on the Corporation's financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of the Financial Statements under Canadian GAAP requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.  On an on-going basis, the Corporation evaluates its estimates, including those related to bad debts, investments, income taxes, pensions and other post-retirement benefits, and contingencies and litigation.  The Corporation relies on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Certain of the Corporation's investments and liabilities are valued at management's estimate of market value.  These fair value estimates are made at a specific point in time, based on assumptions concerning amount and timing of estimated future cash flows and assumed discount rates.  The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore may not accurately represent future realizable values.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the indentures governing its Notes (collectively, the "Indentures") (see note 9), contingent liabilities related to various disputes, investigations and legal proceedings (see notes 12, 13 and 14), the suspension of dividends by Sun-Times (see note 19(d)), the decline in the trading value of the Sun-Times Class A shares, the Corporation's limited cash resources and its continuing shortfall in cash inflows to meet its cash outflows, principally relating to  professional fees and interest expense.  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

The critical accounting policies used by the corporation in preparing  the consolidated financial statements are the following.

Employee benefit plans

The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets.  The following policies are applied in accounting for employee benefit plans are set out below.

(a)
The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

(b)	For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

(c)	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

(d)	Actuarial gains and losses are recognized in the period and not amortized over the average remaining service period of active employees.

Income taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset value will not be realized.

Investments

Investments over which the Corporation does not exercise control or significant influence are accounted for at fair value, with changes in fair value recognized as income. Pursuant to Section 3855 relating to the recognition and measurement of financial instruments investments in securities having quoted market values and which are publicly traded on a recognized securities exchange are recorded at values based on the current bid prices for financial reporting purposes.  Investments in securities that are not publicly traded but are freely convertible into securities having quoted market values and which are publicly traded on a recognized securities exchange are also recorded at values based on the current bid prices of the publicly traded securities.  The Corporation's investments in equity securities that do not have a quoted market price in an active market are measured at cost.

Impairment of long-lived assets

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with Section 3063, Impairment of Long Lived Assets, of the CICA Handbook.  Pursuant to this standard, an impairment loss is recognized when the carrying amount of an asset exceeds the projected undiscounted future net cash flows expected from its use and disposal.  The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is determined by discounted cash flows when quoted market prices are not available.  Future amortization will be charged based on the post-impairment carrying value.

Revenue recognition

The Corporation's revenues are derived from dividends from its investment in Sun-Times, real estate income and other investment income and, in respect of ELR, newspaper publishing. Revenue is recognized when each of the following criteria is met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred and services have been rendered; (c) the price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured or probable.

Advertising revenue, being amounts charged for space purchased in ELR's newspapers, is recognized upon publication of the advertisements. Circulation revenue from ELR's subscribers, billed to customers at the beginning of a subscription period, is recognized on a straight-line basis over the term of the related subscription.

Investment income includes dividend and interest income.  Dividend income is recognized as of the ex-dividend date and when collectibility is reasonably assured. Interest income on all securities and bank balances is recognized on an accrual basis. Real estate rental income is recognized in accordance with the terms of the leases.

Transaction costs

The Corporation expenses transaction costs as incurred.

Legal costs and settlements

The Corporation is involved in various claims, legal proceedings, investigations and complaints, principally related to transactions between the Corporation and certain former executive officers and certain former directors of the Corporation and its affiliates.  The potential impact of these claims, proceedings, investigations and complaints cannot currently be estimated.  Costs related thereto are reflected in these financial statements as incurred.  Future amounts recovered from the defendants will be credited to earnings as realized.

Certain legal proceedings and investigations have been concluded in the reporting periods and all costs related to such settled claims have been accrued and expensed in the period when the action commenced.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the persons fulfilling the responsibilities of the  Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of each of the reporting periods covered by this MD&A, the Chief Restructuring Officer and the Acting Chief Financial Officer evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Restructuring Officer and the Acting Chief Financial Officer have concluded, with reasonable assurance, that, as of the end of each of the reporting periods covered by this MD&A, the disclosure controls and procedures were effective and adequate.

SHARE CAPITAL

As at March 1, 2007, there were outstanding

34,945,776 retractable common shares
1,701,995 Series II preference shares
1,000,000 stock options

PUBLIC SECURITIES FILINGS

You may access other information about the Corporation, including the annual information return ad other disclosure documents, reports, statements or other information that is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com.

MATERIAL ASSUMPTIONS

Income Taxes

Income taxes are accounted for using the liability method ad the income tax provision is based on the expected tax treatment of transactions recorded in the consolidated financial statements.  Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using  36%.  In determining the current and future components of the tax provision, management makes assumptions about the expected timing of the reversal of future tax assets and liabilities.  If tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

For every material future asset, the likelihood of realization of some portion or all of the asset was evaluated.  If, based on the available evidence, it was determined that it was more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance against that asset is recorded.  For the years reported, the future income tax asset was:

	Asset	Allowance	Net
2006	$52,936	$(41,925)	$11,011
2005	$48,634	$(38,620)	$10,014
2004	$34,745	$(27,2950	$7,450

Employee Future Benefits

The determination of the cost and obligations associated with providing post-retirement benefits to certain employees and former employees, principally related to the Corporation's prior ownership of Dominion Stores Limited requires the use of various assumptions, including discount rate to measure obligations, mortality and expected healthcare cost trend.  These assumptions are re-evaluated each year and variations between the actual results and anticipated results will affect reported amounts in future periods.  The Corporation retains an individual actuarial expert to prepare the calculations and advise the Corporation on the selection of assumptions.

QUARTERLY INFORMATION (UNAUDITED)

In accordance with the relief granted to the Corporation on December 7, 2006 in a formal decision from the Canadian securities regulatory authorities, consent was obtained to forego the presentation of quarterly financial information for the periods reported herein.